Exhibit 99.5

EXECTION VERSION

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

______________________________________

THIRD AMENDMENT

Dated as of May 13, 2020

to

NOTE PURCHASE AGREEMENT

Dated as of May 17, 2018

______________________________________

€210,000,000

2.23% Guaranteed Senior Notes due May 30, 2028

THIRD AMENDMENT TO NOTE PURCHASE AGREEMENT

THIS THIRD AMENDMENT dated as of May 13, 2020 (this “Third Amendment”), to the Note Purchase Agreement dated as of May 17, 2018, (as amended pursuant to the First Amendment dated April 4, 2019 and the Second Amendment dated March 27, 2020) is by and among COLLIERS INTERNATIONAL EMEA FINCO PLC (the “Company”), COLLIERS INTERNATIONAL GROUP INC. (the “Parent Guarantor”, and together with the Company, the “Obligors”) and each of the institutions that is a signatory to this Third Amendment (collectively, the “Noteholders”).

R E C I T A L S:

A.    The Company, the Parent Guarantor and each of the Noteholders have heretofore entered into the Note Purchase Agreement dated as of May 17, 2018 (as the same may be further amended, restated, supplemented or otherwise modified from time to time, the “Note Agreement”), pursuant to which the Company issued €210,000,000 aggregate principal amount of its 2.23% Guaranteed Senior Notes due May 30, 2028 (as the same may be amended, restated, supplemented, replaced or exchanged or otherwise modified from time to time, the “Notes”). Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Note Agreement.

B.    The obligations of the Company under the Note Agreement and the Notes have been guaranteed by the Parent Guarantor pursuant to the Guarantee in Section 24 of the Note Agreement.

C.    The Company has requested that the Note Agreement be amended as provided herein and the Required Holders are willing to so agree, subject to the terms and conditions of this Third Amendment.

NOW, THEREFORE, upon the full and complete satisfaction of the conditions precedent to the effectiveness of this Third Amendment set forth in Section 3.1 hereof, and in consideration of good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Obligors and the Noteholders party hereto hereby agree as follows:

SECTION 1.     AMENDMENTS.

Section 1.1. Effective as of the date of satisfaction or waiver of each condition precedent set forth in Section 3.1 below, the Note Agreement is hereby amended as set forth in Exhibit 1 to this Third Amendment, with text marked in bold double underline indicating additions to the Note Agreement, text marked in ~~bold strikethrough~~ indicating deletions to the Note Agreement.

SECTION 2.     REPRESENTATIONS AND WARRANTIES OF THE OBLIGORS.

Section 2.1.     To induce the Noteholders to execute and deliver this Third Amendment, each Obligor hereby represents and warrants to the Noteholders that:

(a)     it is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of incorporation, and is duly qualified as a foreign corporation and, where applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) this Third Amendment has been duly authorized, executed and delivered byi t;

(c)   the Note Agreement, as amended by this Third Amendment, constitutes the legal, valid and binding obligation, contract and agreement of such Obligor enforceable against it in accordance with its terms, except as enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(d)   the execution, delivery and performance by such Obligor of this Third Amendment will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company, the Parent Guarantor or any Significant Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum of association, articles of association, regulations or by-laws, shareholders agreement or any other agreement or instrument to which the Company, the Parent Guarantor or any Significant Subsidiary is bound or by which the Company, the Parent Guarantor or any Significant Subsidiary or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company, the Parent Guarantor or any Significant Subsidiary or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company, the Parent Guarantor or any Significant Subsidiary;

(e)    no consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company or the Parent Guarantor of this Third Amendment;

(f)   as of the date hereof, both before and after giving effect to this Third Amendment, no Default or Event of Default has occurred and is continuing; and

(g)    no lender under any agreement or other evidence of Indebtedness of the Obligors, including but not limited to any Material Credit Facility, has received any collateral or consideration in connection with any amendments that are substantially similar to the amendments set forth in Section 1 of this Third Amendment in excess of the consideration paid to the Noteholders under Section 3.1(d) hereof, except that the lenders under the Revolving Credit Agreement shall have received an amendment fee equal to 0.05% (five basis points) of the commitment of each lender.

SECTION 3.     CONDITIONS PRECEDENT TO EFFECTIVENESS OF THIS THIRD AMENDMENT.

Section 3.1. This Third Amendment shall not become effective until, and shall become effective as of the first date written above when, each and every one of the following conditions shall have been satisfied:

(a)    executed counterparts of this Third Amendment, duly executed by the Obligors and the Required Holders, shall have been delivered to the Noteholders;

(b)    the representations and warranties of the Obligors set forth in Section 2.1 hereof shall be true and correct on and with respect to the date hereof; and

(c)    the Company shall have paid all reasonable fees and expenses of Greenberg Traurig LLP, special counsel to the Noteholders, in connection with the negotiation, preparation, approval, execution and delivery of this Third Amendment to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the date hereof;

(d)    the Obligors shall have paid, or caused to be paid, to each Noteholder, an amendment fee equal to [REDACTED] of the aggregate principal amount of Notes held by such Noteholder as of the date of this Third Amendment and set forth in the attached Schedule 3.1.

Upon satisfaction of all of the foregoing, this Third Amendment shall become effective.

SECTION 4.     MISCELLANEOUS.

Section 4.1. This Third Amendment shall be construed in connection with and as part of the Note Agreement, and, except as modified and expressly amended by this Third Amendment, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.

Section 4.2. This Third Amendment shall be binding on and shall inure to the benefit of the Company, the Parent Guarantor and the Noteholders and their respective successors and assigns, except as otherwise provided herein. Neither the Company nor the Parent Guarantor may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder without the prior written consent of the Noteholders. The terms and provisions of this Third Amendment are for the purpose of defining the relative rights and obligations of the Company, the Parent Guarantor and the Noteholders with respect to the transactions contemplated hereby and there shall be no third-party beneficiaries of any of the terms and provisions of this Third Amendment.

Section 4.3. This Third Amendment, including all schedules and other documents attached hereto or incorporated by reference herein or delivered in connection herewith, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all other understandings, oral or written, with respect to the subject matter hereof.

Section 4.4 Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Third Amendment may refer to the Note Agreement without making specific reference to this Third Amendment but nevertheless all such references shall include this Third Amendment unless the context otherwise requires.

Section 4.5. Wherever possible, each provision of this Third Amendment shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Third Amendment shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Third Amendment.

Section 4.6. The descriptive headings of the various Sections or parts of this Third Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

Section 4.7. This Third Amendment shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would require or permit the application of the laws of a jurisdiction other than such State.

Section 4.8. This Third Amendment may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 4.9. All representations and warranties contained herein shall survive the execution and delivery of this Third Amendment, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Noteholder or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company or the Parent Guarantor pursuant to this Third Amendment shall be deemed representations and warranties of the Company or the Parent Guarantor, as applicable, under this Third Amendment.

Section 4.10. THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS THIRD AMENDMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

[Signatures on Following Page]

The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Third Amendment may be executed in any number of counterparts, each executed counterpart constituting an original, but all together only one agreement.

COLLIERS INTERNATIONAL EMEA FINCO PLC

By	<Signed> Davoud Amel-Azizpour
Name:	Davoud Amel-Azizpour
Title:	Director

COLLIERS INTERNATIONAL GROUP INC.

By	<Signed> Matthew Hawkins
Name:	Matthew Hawkins
Title:	Vice President, Legal Counsel and Corporate Secretary

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

THIRD AMENDMENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

AMERICAN GENERAL LIFE INSURANCE COMPANY
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By	AIG Asset Management (U.S.) LLC, as Investment Adviser

By	<Signed> Craig Moody
Name:	Craig Moody
Title:	Senior Vice President

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

THIRD AMENDMENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	Barings LLC, as Investment Adviser

By	<Signed> Patrick M. Manseau
Name:	Patrick M. Manseau
Its:	Managing Director

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

THIRD AMENDMENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	Northwestern Mutual Investment Management Company, LLC,
Its Investment Advisor

By	<Signed> Michael H. Leske
Name:	Michael H. Leske
Title:	Managing Director

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

THIRD AMENDMENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

UNITED OF OMAHA LIFE INSURANCE COMPANY

By	<Signed> Justin P. Kavan
Name:	Justin P. Kavan
Title:	Senior Vice President

MUTUAL OF OMAHA INSURANCE COMPANY

By:	<Signed> Justin P. Kavan
Name:	Justin P. Kavan
Title:	Senior Vice President

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

THIRD AMENDMENT TO 2018 NOTE AGREEMENT

Accepted and agreed to as of the first date written above.

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By:	Cigna Investments, Inc. (authorized agent)

By	<Signed> Lori Hopkins
Name:	Lori Hopkins
Title:	Managing Director

CIGNA HEALTH AND LIFE INSURANCE COMPANY

By:	Cigna Investments, Inc. (authorized agent)

By:	<Signed> Lori Hopkins
Name:	Lori Hopkins
Title:	Managing Director

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

THIRD AMENDMENT TO 2018 NOTE AGREEMENT

SCHEDULE 3.1

[REDACTED]

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

THIRD AMENDMENT TO 2018 NOTE AGREEMENT

EXHIBIT 1

AMENDMENT NO. ~~2~~3

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

€210,000,000

2.23% Guaranteed Senior Notes due May 30, 2028

__________________

NOTE PURCHASE AGREEMENT

__________________

Dated May 17, 2018

as amended as of April 4, 2019
as amended as of March 27, 2020

and as amended as of ~~March 27,~~May 13, 2020

-i-

-ii-

-iii-

Section 18.2.	Solicitation of Holders of Notes	53
Section 18.3.	Binding Effect, Etc	54
Section 18.4.	Notes Held by Company, Etc	54

SECTION 19.	NOTICES; ENGLISH LANGUAGE	55

SECTION 20.	REPRODUCTION OF DOCUMENTS	55

SECTION 21.	CONFIDENTIAL INFORMATION	56

SECTION 22.	SUBSTITUTION OF PURCHASER	57

SECTION 23.	MISCELLANEOUS	57
Section 23.1.	Successors and Assigns	57
Section 23.2.	Accounting Terms	57
Section 23.3.	Severability	58
Section 23.4.	Construction, Etc	58
Section 23.5.	Counterparts	59
Section 23.6.	Governing Law	59
Section 23.7.	Jurisdiction and Process; Waiver of Jury Trial	59
Section 23.8.	Obligation to Make Payments in Applicable Currency; Currency Indemnity	60

SECTION 24.23.	PARENT GUARANTEE, ETC	61
Section 24.1.	Guarantee	61
Section 24.2.	Obligations Unconditional	62

Signature		1

-iv-

SCHEDULE A	—	Information Relating to Purchasers

SCHEDULE B	—	Defined Terms

EXHIBIT 1	—	Form of 2.23% Guaranteed Senior Note due May 30, 2028

EXHIBIT 2	—	Form of Subsidiary Guarantee

EXHIBIT 3	—	Form of QPP Certificate

SCHEDULE 5.3	—	Disclosure Materials

SCHEDULE 5.4	—	Significant Subsidiaries of the Parent Guarantor and Ownership of Subsidiary Stock

SCHEDULE 5.5	—	Financial Statements

SCHEDULE 5.15	—	Existing Indebtedness of the Parent Guarantor and its Significant Subsidiaries

SCHEDULE 8.8	—	Description of Initial Swap Agreements

-v-

COLLIERS INTERNATIONAL EMEA FINCO PLC

COLLIERS INTERNATIONAL GROUP INC.

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada

M5S 2B4

2.23% Guaranteed Senior Notes due May 30, 2028

May 17, 2018

as amended as of April 4, 2019
as amended as of March 27, 2020

and as amended as of ~~March 27,~~May 13, 2020

TO EACH OF THE PURCHASERS LISTED IN

SCHEDULE A HERETO:

Ladies and Gentlemen:

COLLIERS INTERNATIONAL EMEA FINCO PLC, a company registered under the laws of England and Wales with company number 1131832 (the “Company”), and COLLIERS INTERNATIONAL GROUP INC., a company registered under the laws of the Province of Ontario, Canada (the “Parent Guarantor” and, the Parent Guarantor together with the Company, the “Obligors” and each an “Obligor”), agree with each of the Purchasers as follows:

SECTION 1. AUTHORIZATION OF NOTES.

The Company will authorize the issue and sale of €210,000,000 aggregate principal amount of its 2.23% Guaranteed Senior Notes due May 30, 2028 (the “Notes”). The Notes shall be substantially in the form set out in Schedule 1. Certain capitalized and other terms used in this Agreement are defined in Schedule A and, for purposes of this Agreement, the rules of construction set forth in Section 23.4 shall govern.

Payment of the principal of, Make-Whole Amount (if any), Net Loss (if any) and interest on the Notes and other amounts owing under this Agreement shall be unconditionally guaranteed by (i) the Parent Guarantor pursuant to the terms of Section 24 hereof and (ii) the Subsidiary Guarantors on a joint and several basis as provided in their respective Subsidiary Guarantees.

SECTION 2. SALE AND PURCHASE OF NOTES.

Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser and each Purchaser will purchase from the Company, at the Closing provided for in Section 3, Notes in the principal amount specified opposite such Purchaser’s name in Schedule A at the purchase price of 100% of the principal amount thereof. The Purchasers’ obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

SECTION 3. CLOSING.

The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Greenberg Traurig, LLP, 77 West Wacker Drive, Suite 3100, Chicago Illinois 60601, at 8:00A.M., Chicago time, at a closing (the “Closing”) on May 30, 2018 or on such other Business Day thereafter as may be agreed upon by the Company and the Purchasers. At the Closing the Company will deliver to each Purchaser the Notes to be purchased by such Purchaser in the form of a single Note (or such greater number of Notes in denominations of at least €100,000 as such Purchaser may request) dated the date of the Closing and registered in such Purchaser’s name against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company as set forth in the funding instructions delivered pursuant to Section 4.10 herein. If at the Closing the Company shall fail to tender such Notes to any Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to such Purchaser’s satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure by the Company to tender such Notes or any of the conditions specified in Section 4 not having been fulfilled to such Purchaser’s satisfaction.

SECTION 4. CONDITIONS TO CLOSING.

Each Purchaser’s obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing is subject to the fulfillment to such Purchaser’s satisfaction, prior to or at the Closing, of the following conditions:

Section 4.1. Representations and Warranties. The representations and warranties of the Obligors in this Agreement and of the Subsidiary Guarantors in their respective Subsidiary Guarantees shall be correct when made and at the Closing.

Section 4.2. Performance; No Default. Each Obligor and each Subsidiary Guarantor shall have each performed and complied with all agreements and conditions contained in this Agreement or the Subsidiary Guarantee, as applicable, required to be performed or complied with by it prior to or at the Closing and from the date of this Agreement to the Closing assuming that Sections 9 and 10 are applicable from the date of this Agreement. From the date of this Agreement until the Closing, before and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14), no Default or Event of Default shall have occurred and be continuing. No Obligor nor any Significant Subsidiary shall have entered into any transaction since the date of the Memorandum that would have been prohibited by Section 10 had such Section applied since such date.

Section 4.3. Compliance Certificates.

(a)	Officer’s Certificate.

(i)      Each Obligor shall have delivered to such Purchaser an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2 and 4.9 have been fulfilled;

(ii)     Each Subsidiary Guarantor shall have delivered to such Purchaser an Officer’s Certificate, dated the date of Closing, certifying that the conditions specified in Sections 4.1, 4.2 and 4.9 have been fulfilled.

(b)           Secretary’s or Director’s Certificate. Each Obligor and each Subsidiary Guarantor shall have delivered to such Purchaser a certificate of its Secretary, an Assistant Secretary, a Director or another appropriate person, dated the date of the Closing, certifying as to the resolutions attached thereto and other corporate or other organizational proceedings relating to the authorization, execution and delivery of (i) the Notes and this Agreement, in the case of the Company, (ii) this Agreement, in the case of the Parent Guarantor and (iii) the Subsidiary Guarantee, in the case of each Subsidiary Guarantor.

Section 4.4. Opinions of Counsel. Such Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the Closing (a) from (i) Torys LLP, U.S. special counsel for the Obligors, (ii) Torys LLP, Canadian special counsel for the Parent Guarantor and for the Subsidiary Guarantors formed in the Province of Ontario, (iii) Sidley Austin LLP, U.K. special counsel for the Company, (iv) Fox Rothschild LLP, special counsel for the Subsidiary Guarantors formed in the State of California and Subsidiary Guarantors formed in the State of Delaware, (v) Norton Rose Fulbright Australia LLP, special counsel for the Subsidiary Guarantors formed in Australia, (vi) Sidley Austin LLP, U.K. special counsel for the Subsidiary Guarantors formed in England and Wales, (viii) Norton Rose Fulbright (Asia) LLP, special counsel for the Subsidiary Guarantors formed in Hong Kong, (ix) Bell Gully, special counsel for the Subsidiary Guarantors formed in New Zealand, (x) CMS Hasche Sigle, special counsel for the Subsidiary Guarantors formed in Germany, (xi) Montanios & Montanios LLC, special counsel for the Subsidiary Guarantors formed in Cyprus, (xii) Ogier, special counsel for the Subsidiary Guarantors formed in the British Virgin Islands and (xiii) Castren & Snellman, special counsel for the Subsidiary Guarantors formed in Finland, and covering the matters of and incident to the transactions contemplated hereby as such Purchaser or its counsel may reasonably request (and the Company hereby instructs its counsel to deliver such opinions to the Purchasers) and (b) from Greenberg Traurig, LLP, the Purchasers’ special counsel in connection with such transactions, covering the matters of and incident to such transactions as such Purchaser may reasonably request.

Section 4.5. Purchase Permitted By Applicable Law, Etc. On the date of the Closing such Purchaser’s purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by such Purchaser, such Purchaser shall have received an Officer’s Certificate certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

Section 4.6. Sale of Other Notes. Contemporaneously with the Closing, the Company shall sell to each other Purchaser and each other Purchaser shall purchase the Notes to be purchased by it at the Closing as specified in Schedule A.

Section 4.7. Payment of Special Counsel Fees. Without limiting Section 16.1, the Company shall have paid on or before the Closing the fees, charges and disbursements of the Purchasers’ special counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing.

Section 4.8. Private Placement Number. A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for the Notes.

Section 4.9. Changes in Corporate Structure. No Obligor nor any Significant Subsidiary shall have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

Section 4.10. Funding Instructions. At least three Business Days prior to the date of the Closing, each Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Company confirming the information specified in Section 3 including (i) the name and address of the transferee bank, (ii) such transferee bank’s ABA number/Swift Code/IBAN and (iii) the account name and number into which the purchase price for the Notes is to be deposited.

Section 4.11. Acceptance of Appointment to Receive Service of Process. Such Purchaser shall have received evidence of the acceptance by Corporation Service Company of the appointment and designation provided for by Section 23.7(e) for the period from the date of the Closing to May 30, 2029 (and the payment in full of all fees in respect thereof).

Section 4.12. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser and its special counsel, and such Purchaser and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.

Section 4.13. Subsidiary Guarantees. As to each Subsidiary which on or before the date hereof had delivered a Guarantee pursuant to or is otherwise obligated under any Material Credit Facility, the Obligors shall cause each such Subsidiary to, on the date hereof, enter into and deliver a Subsidiary Guarantee to each Purchaser.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF THE OBLIGORS.

The Company and the Parent Guarantor jointly and severally represent and warrant to each Purchaser as of the date of this Agreement and as of the date of Closing that:

Section 5.1. Organization; Power and Authority. Such Obligor is a corporation duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of incorporation, and is duly qualified as a foreign corporation and, where applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Obligor has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and the Notes, in the case of the Company, and this Agreement, in the case of the Parent Guarantor, and to perform the provisions hereof and thereof.

Section 5.2. Authorization, Etc. This Agreement and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms; and this Agreement has been duly authorized by all necessary corporate action on the part of the Parent Guarantor, and this Agreement constitutes and, upon execution and delivery thereof, will constitute a legal, valid and binding obligation of the Parent Guarantor enforceable against the Parent Guarantor in accordance with its terms; except, in each case, as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3. Disclosure. The Company, through its agent, JP Morgan, has delivered to each Purchaser a copy of a Private Placement Memorandum, dated April 2018 (the “Memorandum”), relating to the transactions contemplated hereby. The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Parent Guarantor and its Significant Subsidiaries. This Agreement, the Memorandum, the financial statements listed in Schedule 5.5 and the documents, certificates or other writings delivered to the Purchasers by or on behalf of the Obligors prior to May 2, 2018 in connection with the transactions contemplated hereby and identified in Schedule 5.3 (this Agreement, the Memorandum and such documents, certificates or other writings and such financial statements delivered to each Purchaser being referred to, collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Disclosure Documents, since December 31, 2017, there has been no change in the financial condition, operations, business, properties or prospects of any Obligor or any Significant Subsidiary except changes that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no fact known to any Obligor that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

Section 5.4. Organization and Ownership of Shares of Subsidiaries; Affiliates. (a) Schedule 5.4 contains (except as noted therein) complete and correct lists of (i) the Parent Guarantor’s Significant Subsidiaries, showing, as to each Significant Subsidiary, the name thereof, the jurisdiction of its organization, the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Parent Guarantor and each other Subsidiary and whether such Subsidiary is a Subsidiary Guarantor, and (ii) each of the Obligor’s directors and senior officers.

(b)   All of the outstanding shares of capital stock or similar equity interests of each Significant Subsidiary shown in Schedule 5.4 as being directly or indirectly owned by the Parent Guarantor and its Significant Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by the Parent Guarantor or another Significant Subsidiary free and clear of any Lien that is prohibited by this Agreement.

(c)   Each Significant Subsidiary is a corporation or other legal entity duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and, where applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Significant Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact except where failure to do so, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(d)   No Significant Subsidiary is subject to any legal, regulatory, contractual or other restriction (other than the agreements listed on Schedule 5.4 and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Significant Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Parent Guarantor or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Significant Subsidiary.

(e)	There are no Unrestricted Entities.

Section 5.5. Financial Statements; Material Liabilities. The Obligors have delivered to each Purchaser copies of the consolidated financial statements of the Parent Guarantor and its Subsidiaries listed on Schedule 5.5. All of such financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Parent Guarantor and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments). The Parent Guarantor and its Subsidiaries do not have any Material liabilities that are not disclosed in the Disclosure Documents.

Section 5.6. Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Obligors of this Agreement and, in the case of the Company only, the Notes, will not (i) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of any Obligor or any Significant Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum of association, articles of association, regulations or by-laws, shareholders agreement or any other agreement or instrument to which any Obligor or any Significant Subsidiary is bound or by which any Obligor or any Significant Subsidiary or any of their respective properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to any Obligor or any Significant Subsidiary or (iii)           violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to any Obligor or any Significant Subsidiary.

Section 5.7. Governmental Authorizations, Etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Obligors of this Agreement or, in the case of the Company only, the Notes, including, without any limitation, any thereof required in connection with the obtaining of Euros or Dollars, as applicable, to make payments under this Agreement or, in the case of the Company only, the Notes, and the payment of such Euros or Dollars, as applicable, to Persons resident in the United States of America. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in the United Kingdom or Canada of this Agreement or the Notes that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

Section 5.8. Litigation; Observance of Agreements, Statutes and Orders. (a) There are no actions, suits, investigations or proceedings pending or, to the best knowledge of any Obligor, threatened against or affecting any Obligor or any Significant Subsidiary or any property of any Obligor or any Significant Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) No Obligor nor any Significant Subsidiary is (i) in default under any agreement or instrument to which it is a party or by which it is bound, (ii) in violation of any order, judgment, decree or ruling of any court, any arbitrator of any kind or any Governmental Authority or (iii) in violation of any applicable law, ordinance, rule or regulation of any Governmental Authority (including Environmental Laws, the USA PATRIOT Act or any of the other laws and regulations that are referred to in Section 5.16), which default or violation could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.9. Taxes. (a) The Obligors and each Significant Subsidiary have filed all material tax returns that are required to have been filed in any Taxing Jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other material taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which, individually or in the aggregate, is not Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which such Obligor or a Significant Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. No Obligor knows of any basis for any other tax or assessment that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Obligors and each Significant Subsidiary in respect of federal, national, state or other taxes for all fiscal periods are adequate.

(b) No liability for any Tax, directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of the United Kingdom, Canada or any political subdivision thereof will be incurred by the Obligors or any holder of a Note as a result of the execution or delivery of this Agreement or the Notes and no deduction or withholding in respect of Taxes imposed by or for the account of the United Kingdom, Canada or, to the knowledge of the Obligors, any other Taxing Jurisdiction, is required to be made from any payment by the Obligors under this Agreement or the Notes except for any such liability, withholding or deduction imposed, assessed, levied or collected by or for the account of any such Governmental Authority of the United Kingdom or Canada arising out of circumstances described in Section 13.1(b).

Section 5.10. Title to Property; Leases. The Obligors and each Significant Subsidiary have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Obligors or any Significant Subsidiary after such date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

Section 5.11. Licenses, Permits, Etc. (a) The Obligors and each Significant Subsidiary own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b)   To the best knowledge of the Obligors, no product or service of any Obligor or any Significant Subsidiary infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person.

(c)   To the best knowledge of the Obligors, there is no Material violation by any Person of any right of any Obligor or any Significant Subsidiary with respect to any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned or used by any Obligor or any Significant Subsidiary.

Section 5.12. Compliance with ERISA. (a) Neither Obligor nor any ERISA Affiliate maintains, contributes to or is obligated to maintain or contribute to, or has, at any time within the past six years, maintained, contributed to or been obligated to maintain or contribute to, any employee benefit plan which is subject to Title I or Title IV of ERISA or section 4975 of the Code (a “U.S. Plan”). Neither the Company nor any ERISA Affiliate is, or has ever been at any time within the past six years, a “party in interest” (as defined in section 3(14) of ERISA) or a “disqualified person” (as defined in section 4975 of the Code) with respect to any U.S. Plan.

(b)   The Obligors and their ERISA Affiliates have not incurred (i) withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material or (ii) any obligation in connection with the termination of or withdrawal from any Non-U.S. Plan that individually or in the aggregate are Material.

(c)   All Non-U.S. Plans have been established, operated, administered and maintained in compliance with all laws, regulations and orders applicable thereto, except where failure so to comply could not be reasonably expected to have a Material Adverse Effect. All premiums, contributions and any other amounts required by applicable Non-U.S. Plan documents or applicable laws to be paid or accrued by the Obligors and their Subsidiaries have been paid or accrued as required, except where failure so to pay or accrue could not be reasonably expected to have a Material Adverse Effect.

Section 5.13. Private Offering by the Company. Neither the Obligors nor anyone acting on their behalf has offered the Notes or any similar Securities for sale to, or solicited any offer to buy the Notes or any similar Securities from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchasers and not more than 30 other Institutional Investors, each of which has been offered the Notes at a private sale for investment. Neither the Obligors nor anyone acting on their behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction, including the jurisdiction of organization of each Obligor.

Section 5.14. Use of Proceeds; Margin Regulations. The Company will apply the proceeds of the sale of the Notes hereunder as set forth in Section 1 of the Memorandum. No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any Securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). The Parent Guarantor and its Subsidiaries have no margin stock and do not have any present intention to acquire margin stock. As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

Section 5.15. Existing Indebtedness; Future Liens. (a) Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Indebtedness of the Parent Guarantor and its Significant Subsidiaries as of March 31, 2018 (including descriptions of the obligors and obligees, principal amounts outstanding, any collateral therefor and any Guarantees thereof, but excluding any intercompany Indebtedness), since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Indebtedness of the Parent Guarantor or its Significant Subsidiaries. No Obligor nor any Significant Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of such Obligor or such Significant Subsidiary and no event or condition exists with respect to any Indebtedness of any Obligor or any Significant Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)   Except as disclosed in Schedule 5.15, no Obligor nor any Significant Subsidiary has agreed or consented to cause or permit any of its property, whether now owned or hereafter acquired, to be subject to a Lien that secures Indebtedness or to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.5.

(c)   No Obligor nor any Significant Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of such Obligor or such Significant Subsidiary, any agreement relating thereto or any other agreement (including its charter or any other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Indebtedness of such Obligor, except as disclosed in Schedule 5.15.

Section 5.16. Foreign Assets Control Regulations, Etc. (a) Neither Obligor nor any Controlled Entity (i) is a Blocked Person, (ii) has been notified that its name appears or may in the future appear on a State Sanctions List or (iii) is a target of sanctions that have been imposed by the United Nations or the European Union.

(b)   Neither Obligor nor any Controlled Entity (i) has violated, been found in violation of, or been charged or convicted under, any applicable U.S. Economic Sanctions Laws, Anti-Money Laundering Laws or Anti-Corruption Laws or (ii) to the Obligors’ knowledge, is under investigation by any Governmental Authority for possible violation of any U.S. Economic Sanctions Laws, Anti-Money Laundering Laws or Anti-Corruption Laws.

(c)	No part of the proceeds from the sale of the Notes hereunder:

(i)                           constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used by either Obligor or any Controlled Entity, directly or indirectly, (A) in connection with any investment in, or any transactions or dealings with, any Blocked Person, (B) for any purpose that would cause any Purchaser to be in violation of any U.S. Economic Sanctions Laws or (C) otherwise in violation of any U.S. Economic Sanctions Laws;

(ii)                            will be used, directly or indirectly, in violation of, or cause any Purchaser to be in violation of, any applicable Anti-Money Laundering Laws; or

(iii)                             will be used, directly or indirectly, for the purpose of making any improper payments, including bribes, to any Governmental Official or commercial counterparty in order to obtain, retain or direct business or obtain any improper advantage, in each case which would be in violation of, or cause any Purchaser to be in violation of, any applicable Anti-Corruption Laws.

(d)   The Parent Guarantor has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Obligors and each Controlled Entity is and will continue to be in compliance with all applicable U.S. Economic Sanctions Laws, Anti-Money Laundering Laws and Anti-Corruption Laws.

Section 5.17. Status under Certain Statutes. No Obligors nor any Significant Subsidiary is subject to regulation under the Investment Company Act of 1940, the Public Utility Holding Company Act of 2005, the ICC Termination Act of 1995, or the Federal Power Act.

Section 5.18. Environmental Matters. (a) No Obligor nor any Significant Subsidiary has knowledge of any claim or has received any notice of any claim and no proceeding has been instituted asserting any claim against any Obligor or any Significant Subsidiary or any of their respective real properties or other assets now or formerly owned, leased or operated by any of them, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(b)                       No Obligor nor any Significant Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c)                       No Obligor nor any Significant Subsidiary has stored any Hazardous Materials on real properties now owned, leased or operated by any of them in a manner which is contrary to any Environmental Law that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d)                       No Obligor nor any Significant Subsidiary has disposed of any Hazardous Materials in a manner which is contrary to any Environmental Law that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e)                       To the knowledge of the Obligors, all buildings on all real properties now owned, leased or operated by any Obligor or any Significant Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

Section 5.19. Ranking of Obligations. The Company’s payment obligations under this Agreement and the Notes and of the Parent Guarantor under this Agreement will, upon issuance of the Notes, rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated Indebtedness of such Obligor.

Section 5.20. Representations of Subsidiary Guarantors. The representations and warranties of each Subsidiary Guarantor contained in its Subsidiary Guarantee are true and correct as of the date they are made and at the Closing.

SECTION 6. REPRESENTATIONS OF THE PURCHASERS.

Section 6.1. Purchase for Investment. Each Purchaser severally represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension or trust funds and not with a view to the distribution thereof, provided that the disposition of such Purchaser’s or their property shall at all times be within such Purchaser’s or their control. Each Purchaser understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes.

Section 6.2. Status of Certain Purchasers. Each applicable Purchaser represents, undertakes and covenants that:

(a)                            if such Purchaser is established in a member state of the European Economic Area (“EEA”), (i) it is not a retail investor as defined herein; and (ii) it has not offered, sold, transferred or otherwise made available and will not offer, sell, transfer or otherwise make available any Notes it purchases hereunder to any retail investor (as defined herein) in the EEA; and

(b)                            if such Purchaser is established in the United Kingdom, (i) it is a person who falls within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended or to whom the offering or promotion of the Notes can be otherwise lawfully distributed or communicated; (ii) it has not communicated or caused to be communicated and will not communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 as amended) received by it in connection with the issue, sale or purchase of the Notes to any person other than those referred to in this Section 6.2(b)(i).

(c)                            For the purposes this Section 6.2, the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of EU Directive 2014/65/EU as amended (“MiFID II”); or (ii) a customer within the meaning of EU Directive 2002/92/EC as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in EU Directive 2003/71/EC as amended..

SECTION 7. INFORMATION AS TO OBLIGORS.

Section 7.1. Financial and Business Information. The Obligors shall deliver to each Purchaser and each holder of a Note that is an Institutional Investor (and for purposes of this Agreement the information required by this Section 7.1 shall be deemed delivered on the date of delivery of such information in the English language or the date of delivery of an English translation thereof):

(a)   Interim Statements — promptly after the same are available and in any event within 45 days (or, if earlier, the date on which such financial statements are delivered under any Material Credit Facility) after the end of each Quarter of each Fiscal Year of the Parent Guarantor (other than the last Quarter fiscal period of each such Fiscal Year), duplicate copies of,

(i)            a consolidated balance sheet of the Parent Guarantor and its Subsidiaries as at the end of such fiscal period, and

(ii)             consolidated statements of income, changes in shareholders’ equity and cash flows of the Parent Guarantor and its Subsidiaries, for such fiscal period and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to interim financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments;

(b)   Annual Statements — promptly after the same are available and in any event within 90 days (or, if earlier, the date on which such financial statements are delivered under any Material Credit Facility) after the end of each Fiscal Year of the Parent Guarantor, duplicate copies of

(i)            a consolidated balance sheet of the Parent Guarantor and its Subsidiaries as at the end of such year, and

(ii)             consolidated statements of income, changes in shareholders’ equity and cash flows of the Parent Guarantor and its Subsidiaries for such year,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon (without a “going concern” or similar qualification or exception and without any qualification or exception as to the scope of the audit on which such opinion is based) of independent public accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances;

(c)   SEC and Other Reports — promptly upon their becoming available, one copy of (i) each financial statement, report, circular, notice, proxy statement or similar document (not otherwise delivered to the holders pursuant to the terms of this Agreement) sent by any Obligor or any Subsidiary (x) to its creditors under any Material Credit Facility (excluding information sent to such creditors in the ordinary course of administration of a credit facility, such as information relating to pricing and borrowing availability) or (y) to its public securities holders generally, and (ii) each regular or periodic report, each registration statement (without exhibits except as expressly requested by such Purchaser or holder), and each prospectus and all amendments thereto filed by the Parent Guarantor or any Subsidiary with the SEC or any similar Governmental Authority or securities exchange and of all press releases and other statements made available generally by the Parent Guarantor or any Subsidiary to the public concerning developments that are Material;

(d)   Notice of Default or Event of Default — promptly, and in any event within 5 days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Obligors are taking or proposes to take with respect thereto;

(e)   Employee Benefits Matters — promptly, and in any event within 5 days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Obligors or an ERISA Affiliate proposes to take with respect thereto:

(i)            with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof;

(ii)             the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by any Obligor or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan;

(iii)            any event, transaction or condition that could result in the incurrence of any liability by any Obligor or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of any Obligor or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect; or

(iv)            receipt of notice of the imposition of a Material financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans;

(f)   Notices from Governmental Authority — promptly, and in any event within 30 days of receipt thereof, copies of any notice to any Obligor or any Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect; and

(g)   Requested Information — with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of any Obligor or any of its Subsidiaries or relating to the ability of the Obligors to perform their respective obligations hereunder and under the Notes, as from time to time may be reasonably requested by any such Purchaser or holder of a Note, including information readily available to the Obligors explaining the Obligors’ financial statements if such information has been requested by the SVO in order to assign or maintain a designation of the Notes.

Section 7.2. Officer’s Certificate. Each set of financial statements delivered to a Purchaser or a holder of a Note pursuant to Section 7.1(a) or Section 7.1(b) shall be accompanied by a certificate of a Senior Financial Officer:

(a)             Covenant Compliance — setting forth the information from such financial statements that is required in order to establish whether the Obligors were in compliance with the requirements of Section 10 during the interim or annual period covered by the financial statements then being furnished (including with respect to each such provision that involves mathematical calculations, the information from such financial statements that is required to perform such calculations and, in particular, including the details of any adjustments to Consolidated EBITDA as of the result of Normalizing Adjustments), and detailed calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Section, and the calculation of the amount, ratio or percentage then in existence. In the event that any Obligor or any Subsidiary (excluding any Unrestricted Entity) has made an election to measure any financial liability using fair value (which election is being disregarded for purposes of determining compliance with this Agreement pursuant to Section 23.2) as to the period covered by any such financial statement, such Senior Financial Officer’s certificate as to such period shall include a reconciliation from GAAP with respect to such election;

(b)             Event of Default — certifying that such Senior Financial Officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Obligors and their Subsidiaries (other than Unrestricted Entities) from the beginning of the interim or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including any such event or condition resulting from the failure of any Obligor or any Subsidiary (other than any Unrestricted Entity) to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Obligors shall have taken or proposes to take with respect thereto;

(c)             Subsidiary Guarantors – setting forth a list of all Subsidiaries that are Subsidiary Guarantors and certifying that each Subsidiary that is required to be a Subsidiary Guarantor pursuant to Section 9.7 is a Subsidiary Guarantor, in each case, as of the date of such certificate of Senior Financial Officer, provided that such list shall only be required to be delivered at the end of each Fiscal Year; and

(d)             Investments in Unrestricted Entities – setting forth a report on the aggregate initial investment value of all Unrestricted Entities which continue to qualify as Unrestricted Entities as at the end of such period.

Section 7.3. Visitation. The Obligors shall permit the representatives of each Purchaser and each holder of a Note that is an Institutional Investor:

(a)   No Default — if no Default or Event of Default then exists, at the expense of such Purchaser or such holder and upon reasonable prior notice to the Obligors, to visit the principal executive office of the Parent Guarantor or the Company, to discuss the affairs, finances and accounts of the Parent Guarantor, the Company and their Subsidiaries with the Parent Guarantor’s or the Company’s officers, as the case may be, and (with the consent of the Parent Guarantor or the Company, as the case may be, which consent will not be unreasonably withheld) its independent public accountants, and (with the consent of the Parent Guarantor or the Company, as the case may be, which consent will not be unreasonably withheld) to visit the other offices and properties of the Parent Guarantor, the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b)   Default — if a Default or Event of Default then exists, at the expense of the Obligors to visit and inspect any of the offices or properties of any Obligor or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Parent Guarantor or the Company each authorizes said accountants to discuss the affairs, finances and accounts of the Parent Guarantor, the Company and its respective Subsidiaries), all at such times and as often as may be requested.

Section 7.4. Electronic Delivery. Financial statements, opinions of independent certified public accountants, other information and Officer’s Certificates that are required to be delivered by such Obligors pursuant to Sections 7.1(a), (b) or (c) and Section 7.2 shall be deemed to have been delivered if such Obligor satisfies any of the following requirements with respect thereto:

(a) such financial statements satisfying the requirements of Section 7.1(a) or (b) and related Officer’s Certificate satisfying the requirements of Section 7.2 and any other information required under Section 7.1(c) are delivered to each Purchaser or holder of a Note by e-mail at the e-mail address set forth in such holder’s Schedule A information or as communicated from time to time in a separate writing delivered to the Company; or

(b) such financial statements satisfying the requirements of Section 7.1(a) or Section 7.1(b) and related Officer’s Certificate(s) satisfying the requirements of Section 7.2 and any other information required under Section 7.1(c) are timely posted by or on behalf of the Obligors on IntraLinks or on any other similar website to which each holder of Notes has free access or are made available on its home page on the internet, which is located at http://www2.colliers.com as of the date of this Agreement; or

(c) the Parent Guarantor shall have timely filed any of the items referred to in Section 7.1(c)(ii) on, as the case may be, SEDAR or EDGAR and shall have made such items available on its home page on the internet or on IntraLinks or on any other similar website to which each holder of Notes has free access;

provided however, that in no case shall access to such financial statements, other information and Officer’s Certificates be conditioned upon any waiver or other agreement or consent (other than confidentiality provisions consistent with Section 21 of this Agreement); provided further, that in the case of clause (b), the Obligors shall have given each holder of a Note prior written notice, which may be by e-mail or in accordance with Section 19, of such posting or availability in connection with each delivery; and provided further, that upon request of any holder to receive paper copies of such forms, financial statements, other information and Officer’s Certificates or to receive them by e-mail, the Obligors will promptly e-mail them or deliver such paper copies, as the case may be, to such holder.

Section 7.5. Limitation on Disclosure Obligation. Neither the Obligors nor their Subsidiaries shall be required to disclose the following information pursuant to Section 7.1(c)(i)(x), 7.1(h) or 7.3:

(a)   information that the Obligors determine after consultation with counsel qualified to advise on such matters that, notwithstanding the confidentiality requirements of Section 21, it would be prohibited from disclosing by applicable law or regulations without making public disclosure thereof; or

(b)   information that, notwithstanding the confidentiality requirements of Section 21, any of the Obligors and their Subsidiaries are prohibited from disclosing by the terms of an obligation of confidentiality contained in any agreement with any non-Affiliate binding upon any Obligor or Subsidiary and not entered into in contemplation of this clause (b), provided that the Obligors and their Subsidiaries shall use commercially reasonable efforts to obtain consent from the party in whose favor the obligation of confidentiality was made to permit the disclosure of the relevant information and provided further that the Obligors and their Subsidiaries have received a written opinion of counsel confirming that disclosure of such information without consent from such other contractual party would constitute a breach of such agreement.

Promptly after determining that any Obligor or Subsidiary is not permitted to disclose any information as a result of the limitations described in this Section 7.5, the Obligors will provide each of the holders with an Officer’s Certificate describing generally the requested information that any of the Obligors or their Subsidiaries is prohibited from disclosing pursuant to this Section 7.5 and the circumstances under which the Obligor or Subsidiary is not permitted to disclose such information. Promptly after a request therefor from any holder of Notes that is an Institutional Investor, the Obligors will provide such holder with a written opinion of counsel (which may be addressed to the Obligors) relied upon as to any requested information that the Obligors or any of their Subsidiaries are prohibited from disclosing to such holder under circumstances described in this Section 7.5.

SECTION 8. PAYMENT AND PREPAYMENT OF THE NOTES.

Section 8.1. Maturity. As provided therein, the entire unpaid principal balance of each Note shall be due and payable on the Maturity Date thereof.

Section 8.2. Optional Prepayments with Make-Whole Amount. The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes, in an amount not less than 5% of the aggregate principal amount of the Notes then outstanding in the case of a partial prepayment, at 100% of the principal amount so prepaid, and the Make-Whole Amount, plus the Net Loss, if any, and less the Net Gain, if any, with respect to any Swapped Note determined for the prepayment date with respect to such principal amount. The Company will give each holder of Notes written notice of each optional prepayment under this Section 8.2 not less than 10 days and not more than 60 days prior to the date fixed for such prepayment unless the Company and the Required Holders agree to another time period pursuant to Section 18. Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.5), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

Section 8.3. Prepayment for Tax Reasons. (a) If at any time as a result of a Change in Tax Law (as defined below) the Company or Parent Guarantor (assuming that the Parent Guarantor is obligated to make a payment) is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment of interest (including, for the avoidance of doubt, any payment on account of interest made in respect of a Guaranteed Obligation) on account of any of the Notes in an aggregate amount for all affected Notes equal to 5% or more of the aggregate amount of such interest payment on account of all of the Notes, the Company may give the holders of all affected Notes irrevocable written notice (each, a “Tax Prepayment Notice”) of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) and the circumstances giving rise to the obligation of the Company or the Parent Guarantor, as the case may be, to make any Additional Payments and the amount thereof and stating that all of the affected Notes shall be prepaid on the date of such prepayment at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment for each such Note, but without any Make-Whole Amount, but plus the Net Loss, if any, and less the Net Gain, if any, with respect to any Swapped Note, except in the case of an affected Note if the holder of such Note shall, by written notice given to the Company no more than 20 days after receipt of the Tax Prepayment Notice, reject such prepayment of such Note (each, a “Rejection Notice”). The form of Rejection Notice shall also accompany the Tax Prepayment Notice and shall state with respect to each Note covered thereby that execution and delivery thereof by the holder of such Note shall operate as a permanent waiver of such holder’s right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note (but not of such holder’s right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or which exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Note. The Tax Prepayment Notice having been given as aforesaid to each holder of the affected Notes, the principal amount of such Notes together with interest accrued thereon to the date of such prepayment, but without any Make-Whole Amount, but plus the Net Loss, if any, and less the Net Gain, if any, with respect to any Swapped Note shall become due and payable on such prepayment date, except in the case of Notes the holders of which shall timely give a Rejection Notice as aforesaid.

(b)                      No prepayment of the Notes pursuant to this Section 8.3 shall affect the obligation of the Obligors to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment. For purposes of this Section 8.3, any holder of more than one affected Note may act separately with respect to each affected Note so held (with the effect that a holder of more than one affected Note may accept such offer with respect to one or more affected Notes so held and reject such offer with respect to one or more other affected Notes so held).

(c)                      The Obligors may not offer to prepay Notes pursuant to this Section 8.3 (i) if a Default or Event of Default then exists, (ii) until the Obligors shall have taken reasonable efforts to mitigate the requirement to make the related Additional Payments or (iii) if the obligation to make such Additional Payments directly results or resulted from actions taken by any Obligor or any Subsidiary (other than actions required to be taken under applicable law), and any Tax Prepayment Notice given pursuant to this Section 8.3 shall certify to the foregoing and describe such mitigation steps, if any.

(d)                      For purposes of this Section 8.3: “Additional Payments” means additional amounts required to be paid to a holder of any Note pursuant to Section 13 by reason of a Change in Tax Law; and a “Change in Tax Law” means (individually or collectively with one or more prior changes) (i) an amendment to, or change in, any law, treaty, rule, published practice, published concession or regulation of a Taxing Jurisdiction after the date of the Closing, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule, published practice, published concession or regulation after the date of the Closing, which amendment or change is in force and continuing and meets the opinion and certification requirements described below or (ii) in the case of any other jurisdiction that becomes a Taxing Jurisdiction after the date of the Closing, an amendment to, or change in, any law, treaty, rule or regulation of such jurisdiction, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation, in any case after such jurisdiction shall have become a Taxing Jurisdiction, which amendment or change is in force and continuing and meets the opinion and certification requirements described below. No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Company (which shall be evidenced by an Officer’s Certificate of the Company and supported by a written opinion of counsel having recognized expertise in the field of taxation in the relevant Taxing Jurisdiction, both of which shall be delivered to all holders of the Notes prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) affect the deduction or require the withholding of any Tax imposed by such Taxing Jurisdiction on any payment payable on the Notes.

Section 8.4. Prepayment in Connection with a Noteholder Sanctions Event.

(a)   Upon the Company’s receipt of notice from any Affected Noteholder that a Noteholder Sanctions Event has occurred (which notice shall refer specifically to this Section 8.4(a) and describe in reasonable detail such Noteholder Sanctions Event), the Company shall promptly, and in any event within 10 Business Days, make an offer (the “Sanctions Prepayment Offer”) to prepay the entire unpaid principal amount of Notes held by such Affected Noteholder (the “Affected Notes”), together with interest thereon to the prepayment date selected by the Company with respect to each Affected Note, plus the Net Loss, if any, and less the Net Gain, if any, with respect to any Swapped Note, (but without payment of any Make-Whole Amount with respect thereto), which prepayment shall be on a Business Day not less than 30 days and not more than 60 days after the date of the Sanctions Prepayment Offer (the “Sanctions Prepayment Date”). Such Sanctions Prepayment Offer shall provide that such Affected Noteholder notify the Company in writing by a stated date (the “Sanctions Prepayment Response Date”), which date is not later than 10 Business Days prior to the stated Sanctions Prepayment Date, of its acceptance or rejection of such prepayment offer. If such Affected Noteholder does not notify the Company as provided above, then the holder shall be deemed to have accepted such offer.

(b)   Subject to the provisions of subparagraphs (c) and (d) of this Section 8.4, the Company shall prepay on the Sanctions Prepayment Date the entire unpaid principal amount of the Affected Notes held by such Affected Noteholder who has accepted (or has been deemed to have accepted) such prepayment offer (in accordance with subparagraph (a)), together with interest thereon to the Sanctions Prepayment Date with respect to each such Affected Note, plus the Net Loss, if any, and less the Net Gain, if any, with respect to any Swapped Note, (but without payment of any Make-Whole Amount with respect thereto).

(c)   If a Noteholder Sanctions Event has occurred but the Obligors and/or their Controlled Entities have taken such action(s) in relation to their activities so as to remedy such Noteholder Sanctions Event (with the effect that a Noteholder Sanctions Event no longer exists, as reasonably determined by such Affected Noteholder) prior to the Sanctions Prepayment Date, then the Company shall no longer be obliged or permitted to prepay such Affected Notes in relation to such Noteholder Sanctions Event. If the Obligors and/or its Controlled Entities shall undertake any actions to remedy any such Noteholder Sanctions Event, the Company shall keep the holders reasonably and timely informed of such actions and the results thereof.

(d)   If any Affected Noteholder that has given written notice to the Company of its acceptance of (or has been deemed to have accepted) the Company’s prepayment offer in accordance with subparagraph (a) also gives notice to the Company prior to the relevant Sanctions Prepayment Date that it has determined (in its sole discretion) that it requires clearance from any Governmental Authority in order to receive a prepayment pursuant to this Section 8.4, the principal amount of each Note held by such Affected Noteholder, together with interest accrued thereon to the date of prepayment, plus the Net Loss, if any, and less the Net Gain, if any, with respect to any Swapped Note, shall become due and payable on the later to occur of (but in no event later than the Maturity Date of the relevant Note) (i) such Sanctions Prepayment Date and (ii) the date that is 10 Business Days after such Affected Noteholder gives notice to the Company that it is entitled to receive a prepayment pursuant to this Section 8.4 (which may include payment to an escrow account designated by such Affected Noteholder to be held in escrow for the benefit of such Affected Noteholder until such Affected Noteholder obtains such clearance from such Governmental Authority), and in any event, any such delay in accordance with the foregoing clause (ii) shall not be deemed to give rise to any Default or Event of Default.

(e)   Promptly, and in any event within 5 Business Days, after the Company’s receipt of notice from any Affected Noteholder that a Noteholder Sanctions Event shall have occurred with respect to such Affected Noteholder, the Company shall forward a copy of such notice to each other Purchaser or holder of Notes.

(f)   The Company shall promptly, and in any event within 10 Business Days, give written notice to the Purchasers or holders after the Company or any Controlled Entity having been notified that (i) its name appears or may in the future appear on a State Sanctions List or (ii) it is in violation of, or is subject to the imposition of sanctions under, any U.S. Economic Sanctions Laws, in each case which notice shall describe the facts and circumstances thereof and set forth the action, if any, that the Company or a Controlled Entity proposes to take with respect thereto.

(g)   The foregoing provisions of this Section 8.4 shall be in addition to any rights or remedies available to any Purchaser or holder of Notes that may arise under this Agreement as a result of the occurrence of a Noteholder Sanctions Event; provided, that, if the Notes shall have been declared due and payable pursuant to Section 12.1 as a result of the events, conditions or actions of the Company or its Controlled Entities that gave rise to a Noteholder Sanctions Event, the remedies set forth in Section 12 shall control.

Section 8.5. Allocation of Partial Prepayments. In the case of each partial prepayment of the Notes pursuant to Section 8.2 and in the case of each offer of partial prepayment or purchase of the Notes pursuant to Section 8.7, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.

Section 8.6. Maturity; Surrender, Etc. In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with unpaid interest on such principal amount accrued to such date and the applicable Make-Whole Amount and Net Loss, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount and Net Loss, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

Section 8.7. Purchase of Notes. Neither Obligor will, nor will either Obligor permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except (i) upon the payment or prepayment of the Notes in accordance with this Agreement and the Notes or (ii) pursuant to an offer to purchase made by either Obligor or an Affiliate pro rata to the holders of the relevant series of Notes at the time outstanding and upon the same terms and conditions provided that if a Default or an Event of Default exists at such time, such offer shall be made pro rata to all holders of Notes then outstanding. Any such offer shall provide each relevant holder with sufficient information to enable it to make an informed decision with respect to such offer, and shall remain open for at least 15 Business Days. If the holders of more than 50% of the principal amount of the applicable series of Notes then outstanding accept such offer, the Company shall promptly notify the remaining holders of such fact and the expiration date for the acceptance by holders of Notes of such offer shall be extended by the number of days necessary to give each such remaining holder at least 10 Business Days from its receipt of such notice to accept such offer. The Company will promptly cancel all Notes acquired by either Obligor or any Affiliate pursuant to any payment or prepayment of Notes pursuant to this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

Section 8.8. Make-Whole Amount.

(a)       Make-Whole Amount with respect to Non-Swapped Notes.

The term “Make-Whole Amount” means, with respect to any Non-Swapped Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Non-Swapped Note over the amount of such Called Principal, provided that the Make-Whole Amount may not in any event be less than zero. Payments of Make-Whole Amount in respect of any Non-Swapped Note shall be made in Euros. For the purposes of determining the Make-Whole Amount with respect to any Non-Swapped Note, the following terms have the following meanings:

“Applicable Percentage” means 0.50% (fifty basis points);

“Called Principal” means the principal of such Non-Swapped Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires;

“Discounted Value” means, with respect to the Called Principal of such Non-Swapped Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from its scheduled due date to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Non-Swapped Note is payable) equal to the Reinvestment Yield with respect to such Called Principal;

“Non-Swapped Note” means any Note other than a Swapped Note;

“Reinvestment Yield” means, with respect to the Called Principal of any Non-Swapped Note, the sum of (x) the Applicable Percentage plus (y) the yield to maturity implied by (A) the ask-side yields reported as of 10:00 A.M. (New York time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PXGE” (or such other display as may replace Page PXGE on Bloomberg Financial Markets) for the benchmark German Bund having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date or (B) if (i) Page PXGE on Bloomberg Financial Markets (or such other display as may replace Page PXGE) is not published on that day, or (ii) the yields reported as of such time are not ascertainable (including by way of interpolation), by reference to the arithmetic mean of the yields to maturity quoted for actively trade German Bund having a maturity equal to the remaining term of such Note as of such Settlement Date by three market makers selected by the Parent Guarantor and acceptable to the holders of a majority of the unpaid principal amount of the Notes subject to any Called Principal. If there is no German Bund having a maturity equal to the remaining term of such Note, then such yield will be determined, by interpolating linearly between (a)  the actively traded German Bund with the maturity closest to and greater than the remaining term of such Note and (b) the actively traded German Bund with the maturity closest to and less than the remaining term of such Note. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Average Life” means, with respect to the Called Principal of any Non-Swapped Note, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Non-Swapped Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which an interest payment is due to be made under the terms of such Non-Swapped Note, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or Section 12.1;

“Settlement Date” means, with respect to the Called Principal of any Non-Swapped Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

(b)	Make-Whole Amount with respect to Swapped Notes.

The term “Make-Whole Amount” means, with respect to any Swapped Note, an amount equal to the excess, if any, of the Swapped Note Discounted Value with respect to the Swapped Note Called Notional Amount related to such Swapped Note over such Swapped Note Called Notional Amount, provided that the Make-Whole Amount may not in any event be less than zero. Payments of Make-Whole Amount in respect of any Swapped Note shall be made in Dollars.

For the purposes of determining the Make-Whole Amount with respect to any Swapped Note, the following terms have the following meanings:

“New Swap Agreement” means any cross-currency swap agreement pursuant to which the holder of a Swapped Note is to receive payment in Dollars and which is entered into in full or partial replacement of an Original Swap Agreement as a result of such Original Swap Agreement having terminated for any reason other than a non-scheduled prepayment or a repayment of such Swapped Note prior to its scheduled maturity. The terms of a New Swap Agreement with respect to any Swapped Note do not have to be identical to those of the Original Swap Agreement with respect to such Swapped Note.

“Original Swap Agreement” means, with respect to any Swapped Note:

(i)   a cross-currency swap agreement and annexes and schedules thereto (an “Initial Swap Agreement”) that is entered into on an arm’s length basis by the original purchaser of such Swapped Note (or any affiliate thereof) in connection with the execution of this Agreement and the purchase of such Swapped Note and relates to the scheduled payments by the Company of interest and principal on such Swapped Note, under which the holder of such Swapped Note is to receive payments from the counterparty thereunder in Dollars and which is more particularly described in Schedule 8.8 or has been separately delivered to the Company on or before the date of this Agreement;

(ii)    any Initial Swap Agreement that has been assumed (without any waiver, amendment, deletion or replacement of any material economic term or provision thereof) by a holder of a Swapped Note in connection with a transfer of such Swapped Note; and

(iii)    any Replacement Swap Agreement; and a “Replacement Swap Agreement” means, with respect to any Swapped Note, a cross-currency swap agreement and annexes and schedules thereto with payment terms and provisions (other than a reduction in notional amount, if applicable) identical to those of the Initial Swap Agreement with respect to such Swapped Note that is entered into on an arm’s length basis by the holder of such Swapped Note in full or partial replacement (by amendment, modification or otherwise) of such Initial Swap Agreement (or any subsequent Replacement Swap Agreement) in a notional amount not exceeding the outstanding principal amount of such Swapped Note following a non-scheduled prepayment or a repayment of such Swapped Note prior to its scheduled maturity. Any holder of a Swapped Note that enters into, assumes or terminates an Initial Swap Agreement or Replacement Swap Agreement shall within a reasonable period of time thereafter deliver to the Company an updated Schedule 8.8 or separately deliver the full Replacement Swap Agreement to the Company.

“Swap Agreement” means, with respect to any Swapped Note, an Original Swap Agreement or a New Swap Agreement, as the case may be.

“Swapped Note” means any Note that as of the date of the Closing is subject to a Swap Agreement. A “Swapped Note” shall no longer be deemed a “Swapped Note” at such time as the related Swap Agreement ceases to be in force in respect thereof.

“Swapped Note Applicable Percentage” means 0.50% (50 basis points).

“Swapped Note Called Notional Amount” means, with respect to any Swapped

Note Called Principal of any Swapped Note, the payment in Dollars due to the holder of such Swapped Note under the terms of the Swap Agreement to which such holder is a party, attributable to and in exchange for such Swapped Note Called Principal and assuming that such Swapped Note Called Principal is paid on its scheduled maturity date, provided that if such Swap Agreement is not an Original Swap Agreement, then the “Swapped Note Called Notional Amount” in respect of such Swapped Note shall not exceed the amount in Dollars which would have been due to the holder of such Swapped Note under the terms of the Original Swap Agreement to which such holder was a party (or if such holder was never party to an Original Swap Agreement, then the last Original Swap Agreement to which the most recent predecessor in interest to such holder as a holder of such Swapped Note was a party), attributable to and in exchange for such Swapped Note Called Principal and assuming that such Swapped Note Called Principal is paid on its scheduled Maturity Date.

“Swapped Note Called Principal” means, with respect to any Swapped Note, the principal of such Swapped Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Swapped Note Discounted Value” means, with respect to the Swapped Note Called Notional Amount of any Swapped Note that is to be prepaid pursuant to Section

8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires, the amount obtained by discounting all Swapped Note Remaining Scheduled Swap Payments corresponding to the Swapped Note Called Notional Amount of such Swapped Note from their respective scheduled due dates to the Swapped Note Settlement Date with respect to such Swapped Note Called Notional Amount, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on such Swapped Note is payable) equal to the Swapped Note Reinvestment Yield with respect to such Swapped Note Called Notional Amount.

“Swapped Note Reinvestment Yield” means, with respect to the Swapped Note Called Notional Amount of any Swapped Note, the sum of the (x) Swapped Note Applicable Percentage plus (y) the yield to maturity implied by the ask yield(s) reported as of 10:00 a.m. (New York City time) on the second Business Day preceding the Swapped Note Settlement Date with respect to such Swapped Note Called Notional Amount, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on the Bloomberg Financial Markets for the most recently issued actively traded on the run U.S. Treasury securities (“Reported”) having a maturity equal to the Swapped Note Remaining Average Life of such Swapped Note Called Notional Amount as of such Swapped Note Settlement Date. If there are no such U.S. Treasury securities Reported having a maturity equal to such Swapped Note Remaining Average Life, then such implied yield to maturity will be determined by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between the ask yields Reported for the applicable most recently issued actively traded on-the-run U.S. Treasury securities with the maturities (1) closest to and greater than such Swapped Note Remaining Average Life and (2) closest to and less than such Swapped Note Remaining Average Life. The Swapped Note Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Swapped Note.

If such yields are not Reported or the yields Reported as of such time are not ascertainable (including by way of interpolation), then “Swapped Note Reinvestment Yield” means, with respect to the Swapped Note Called Notional Amount of any Swapped Note, the sum of (x) the Swapped Note Applicable Percentage plus (y) the yield to maturity implied by the U.S. Treasury constant maturity yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Swapped Note Settlement Date with respect to such Swapped Note Called Notional Amount, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for the U.S. Treasury constant maturity having a term equal to the Swapped Note Remaining Average Life of such Swapped Note Called Notional Amount as of such Swapped Note Settlement Date. If there is no such U.S. Treasury constant maturity having a term equal to such Swapped Note Remaining Average Life, such implied yield to maturity will be determined, by interpolating linearly between (1) the U.S. Treasury constant maturity so reported with the term closest to and greater than such Swapped Note Remaining Average Life and (2) the U.S. Treasury constant maturity so reported with the term closest to and less than such Swapped Note Remaining Average Life. The Swapped Note Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Swapped Note.

“Swapped Note Remaining Average Life” means, with respect to any Swapped Note Called Notional Amount, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (x) such Swapped Note Called Notional Amount into (y) the sum of the products obtained by multiplying (1) the principal component of each Swapped Note Remaining Scheduled Swap Payments with respect to such Swapped Note Called Notional Amount by (2) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Swapped Note Settlement Date with respect to such Swapped Note Called Notional Amount and the scheduled due date of such Swapped Note Remaining Scheduled Swap Payments.

“Swapped Note Remaining Scheduled Swap Payments” means, with respect to the Swapped Note Called Notional Amount relating to any Swapped Note, the payments due to the holder of such Swapped Note in Dollars under the terms of the Swap Agreement to which such holder is a party which correspond to all payments of the Swapped Note Called Principal of such Swapped Note corresponding to such Swapped Note Called Notional Amount and interest on such Swapped Note Called Principal (other than that portion of the payment due under such Swap Agreement corresponding to the interest accrued on the Swapped Note Called Principal to the Swapped Note Settlement Date) that would be due after the Swapped Note Settlement Date in respect of such Swapped Note Called Notional Amount assuming that no payment of such Swapped Note Called Principal is made prior to its originally scheduled payment date, provided that if such Swapped Note Settlement Date is not a date on which an interest payment is due to be made under the terms of such Swapped Note, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Swapped Note Settlement Date and required to be paid on such Swapped Note Settlement Date pursuant to Section 8.2 or Section 12.1.

“Swapped Note Settlement Date” means, with respect to the Swapped Note Called Notional Amount of any Swapped Note Called Principal of any Swapped Note, the date on which such Swapped Note Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

Section 8.9. Swap Breakage.

If any Swapped Note is prepaid or purchased pursuant to Sections 8.2, 8.3, 8.4, 8.7 or 8.11   or has become or is declared to be immediately due and payable pursuant to Section 12.1, then (i) any resulting Net Loss in connection therewith shall be reimbursed to the holder of such Swapped Note by the Company in Dollars upon any such prepayment or repayment of such Swapped Note and (ii) any resulting Net Gain in connection therewith shall be deducted (a) from the Make-Whole Amount, if any, or any principal or interest to be paid to the holder of such Swapped Note by the Company upon any such prepayment or repayment of such Swapped Note pursuant to Sections 8.2, 8.3, 8.4, 8.7 or 8.11 or (b) from the Make-Whole Amount, if any, to be paid to the holder of such Swapped Note by the Company upon any such repayment of such Swapped Note pursuant to Section 12.1, provided that, in either case the Make-Whole Amount in respect of such Swapped Note may never be less than zero. Each holder of a Swapped Note shall be responsible for calculating its own Net Loss or Net Gain, as the case may be, and Swap Breakage Amount in Dollars upon the prepayment or repayment of all or any portion of such Swapped Note, and such calculations as reported to the Company in reasonable detail shall be binding on the Company absent demonstrable error. The Swap Breakage Amount, Net Gain and Net Loss shall be payable in Dollars.

As used in this Section 8.9 with respect to any Swapped Note that is prepaid or accelerated, “Net Loss” means the amount, if any, by which the total of the Swapped Note Called Notional Amount and the Swapped Note Accrued Interest Amount exceeds the sum of (x) the total of the Converted Swapped Note Called Principal and the Converted Swapped Note Called Interest, plus (or minus in the case of an amount paid) (y) the Swap Breakage Amount received (or paid) by the holder of such Swapped Note; and “Net Gain” means the amount, if any, by which the total of the Swapped Note Called Notional Amount and the Swapped Note Accrued Interest Amount is exceeded by the sum of (x) the total of the Converted Swapped Note Called Principal and the Converted Swapped Note Called Interest, plus (or minus in the case of an amount paid) (y) the Swap Breakage Amount received (or paid) by such holder. For purposes of any determination of any “Net Loss” or “Net Gain,” the “Converted Swapped Note Called Principal” and the “Converted Swapped Note Called Interest” shall be determined by the holder of the affected Swapped Note by converting the Swapped Note Called Principal or Swapped Note Called Interest, as applicable, of such Swapped Note from Euros into Dollars at the current Euros/Dollar exchange rate, as determined as of as of 10:00 a.m. (New York City time) on the day such Swapped Note is prepaid or accelerated as indicated on the applicable screen of Bloomberg Financial Markets and any such calculation shall be reported to the Company in reasonable detail and shall be binding on the Company absent demonstrable error.

As used in this Section 8.9, “Swap Breakage Amount” means, with respect to the Swap Agreement associated with any Swapped Note, in determining the Net Loss or Net Gain, the amount that would be received (in which case the Swap Breakage Amount shall be positive) or paid (in which case the Swap Breakage Amount shall be negative) by the holder of such Swapped Note as if such Swap Agreement had terminated due to the occurrence of an event of default or an early termination under the ISDA 1992 Multi-Currency Cross Border Master Agreement or ISDA 2002 Master Agreement, as applicable (the “ISDA Master Agreement”); provided, however, that if such holder (or its predecessor in interest with respect to such Swapped Note) was, but is not at the time, a party to an Original Swap Agreement but is a party to a New Swap Agreement, then the Swap Breakage Amount shall mean the lesser of (x) the gain or loss (if any) which would have been received or incurred (by payment, through off-set or netting or otherwise) by the holder of such Swapped Note under the terms of the Original Swap Agreement (if any) in respect of such Swapped Note to which such holder (or any affiliate thereof) was a party (or if such holder was never a party to an Original Swap Agreement, then the last Original Swap Agreement to which the most recent predecessor in interest to such holder as a holder of a Swapped Note was a party) and which would have arisen as a result of the payment of the Swapped Note Called Principal on the Swapped Note Settlement Date and (y) the gain or loss (if any) actually received or incurred by the holder of such Swapped Note, in connection with the payment of such Swapped Note Called Principal on the Swapped Note Settlement Date, under the terms of the New Swap Agreement to which such holder (or any affiliate thereof) is a party. The holder of such Swapped Note will make all calculations related to the Swap Breakage Amount in good faith and in accordance with its customary practices for calculating such amounts under the ISDA Master Agreement pursuant to which such Swap Agreement shall have been entered into and assuming for the purpose of such calculation that there are no other transactions entered into pursuant to such ISDA Master Agreement (other than such Swap Agreement).

“Swapped Note Accrued Interest Amount” means, with respect to any Swapped Note, the payment in Dollars due to the holder of such Swapped Note under the terms of the Swap Agreement to which such holder is a party, attributable to and in exchange for the amount of interest accrued on the Swapped Note Called Principal with respect to such Swapped Note to the Swapped Note Settlement Date and assuming that such interest is paid on its scheduled interest payment date; provided that if such Swap Agreement is not an Original Swap Agreement, then the “Swapped Note Accrued Interest Amount” in respect of such Swapped Note shall not exceed the amount in Dollars that would have been due with respect to such Swapped Note under the terms of the Original Swap Agreement related to such Swapped Note, attributable to and in exchange for such amount of interest accrued on the Swapped Note Called Principal to the Swapped Note Settlement Date and assuming that such interest is paid on its scheduled interest payment date.

“Swapped Note Called Interest” means, with respect to any Swapped Note, the accrued and unpaid interest on such Swapped Note that is prepaid or purchased pursuant to Sections 8.2, 8.3, 8.4, 8.7 or 8.11 or has become or is declared to be immediately due and payable pursuant to Section 12.1.

Section 8.10. Payments Due on Non-Business Days. Anything in this Agreement or the Notes to the contrary notwithstanding, (x) except as set forth in clause (y), any payment of interest on any Note that is due on a date that is not a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; and (y) any payment of principal of or Make-Whole Amount on any Note or Net Loss on any Swapped Note (including principal due on the Maturity Date of such Note) that is due on a date that is not a Business Day shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

Section 8.11. Change of Control Prepayment Offer.

(a)   Promptly upon becoming aware that a Change of Control has occurred (and in any event not later than ten (10) Business Days thereafter), the Company shall give written notice (the “Change of Control Notice”) of such fact to all holders of the Notes. The Change of Control Notice shall (i) describe the facts and circumstances of such Change of Control in reasonable detail, (ii) refer to this Section 8.11 and the rights of the holders hereunder and (iii) contain an offer by the Company to prepay the entire unpaid principal amount of Notes held by each holder at 100% of the principal amount of such Notes at par (without Make-Whole Amount), together with interest accrued thereon plus the Net Loss, if any, and less the Net Gain, if any, on any Swapped Note, to the prepayment date selected by the Company, which prepayment shall be on a date specified in the Change of Control Notice, which date shall be a Business Day not less than 30 nor more than 60 days after such Change of Control Notice is given should any agreement to the contrary with respect to such payment date not be reached among the Company and each of the holders of the Notes.

(b)   A holder of Notes may accept the offer to prepay made pursuant to this Section 8.11 by causing a notice of such acceptance to be delivered to the Company not more than 25 days after the date of the written offer notice referred to in subsection (a) of this Section 8.11. A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8.11 shall be deemed to constitute rejection of such offer by such holder.

(c)   On the prepayment date specified in the Change of Control Notice, the entire unpaid principal amount of the Notes held by each holder of Notes which has accepted such prepayment offer, together with interest accrued thereon plus the Net Loss, if any, and less the Net Gain, if any, on any Swapped Note (but without Make-Whole Amount), shall become due and payable.

(d)   For purposes of this Section 8.11, “Change of Control” means the occurrence of one or both of the following (1) any change in ownership of shares of the Parent Guarantor which results in any shareholder or group of related or affiliated shareholders (other than (i) Jay S. Hennick, (ii) the Hennick Family, (iii) a trust, the sole beneficiaries of which are any of the Hennick Family and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the Hennick Family) owning shares of the Parent Guarantor having voting rights that carry greater than 30% of the voting rights attached to all outstanding shares of the Parent Guarantor and (2) any change of control, fundamental change or similar condition permitting the holders of Convertible Debentures to redeem their Convertible Debentures for cash (a “CD Change of Control”).

SECTION 9. AFFIRMATIVE COVENANTS.

From the date of this Agreement until the Closing and thereafter, so long as any of the Notes are outstanding, the Obligors covenant that:

Section 9.1. Compliance with Laws. Without limiting Section 10.4, the Obligors will, and will cause each of its Subsidiaries (other than Unrestricted Entities) to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject (including ERISA, Environmental Laws, the USA PATRIOT Act and the other laws and regulations that are referred to in Section 5.16), and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.2. Insurance. Each Obligor will, and will cause each of its Subsidiaries (other than Unrestricted Entities) to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

Section 9.3. Maintenance of Properties. Each Obligor will, and will cause each of its Subsidiaries (other than Unrestricted Entities) to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section 9.3 shall not prevent any Obligor or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Parent Guarantor has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.4. Payment of Taxes and Claims. (a) Each Obligor will, and will cause each of its Subsidiaries (other than Unrestricted Entities) to, file all material tax returns required to be filed in any Taxing Jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other material taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of any Obligor or any Subsidiary, provided that no Obligor nor any Subsidiary need pay any such tax, assessment, charge, levy or claim if (i) the amount, applicability or validity thereof is contested by such Obligor or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and such Obligor or such Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of such Obligor or such Subsidiary or (ii) the nonpayment of all such taxes, assessments, charges, levies and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 9.5. Corporate Existence, Etc. Subject to Section 10.2, each Obligor will at all times preserve and keep its corporate existence in full force and effect. Subject to Section 10.2, each Obligor will at all times preserve and keep in full force and effect the corporate existence of each of its Significant Subsidiaries (other than Unrestricted Entities) (unless merged into an Obligor or a Wholly-Owned Subsidiary) and all rights and franchises of such Obligor and its Subsidiaries unless, in the good faith judgment of the Parent Guarantor, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

Section 9.6. Books and Records. Each Obligor will, and will cause each of its Subsidiaries (other than Unrestricted Entities) to, maintain proper books of record and account in conformity with GAAP and all applicable requirements of any Governmental Authority having legal or regulatory jurisdiction over each Obligor or such Subsidiary, as the case may be. Each Obligor will, and will cause each of its Subsidiaries to, keep books, records and accounts which, in reasonable detail, accurately reflect all transactions and dispositions of assets. Each Obligor and its Subsidiary Guarantors have devised a system of internal accounting controls sufficient to provide reasonable assurances that their respective books, records, and accounts accurately reflect all transactions and dispositions of assets and such Obligor will, and will cause each of its Subsidiary Guarantors to, continue to maintain such system.

Section 9.7. Subsidiary Guarantors.

(a)                      The Company or the Parent Guarantor may, at its election (but subject to Section 9.7(c)), at any time or from time to time, cause any Subsidiary which is not then a Subsidiary Guarantor to become a Subsidiary Guarantor if the following conditions are satisfied:

(i)   each holder of a Note shall have received an executed Subsidiary Guarantee from such new Subsidiary Guarantor;

(ii)    each holder of a Note shall have received an opinion or opinions of counsel in all applicable jurisdictions to the combined effect that such Subsidiary Guarantee of such new Subsidiary Guarantor has been duly authorised, executed and delivered by such new Subsidiary Guarantor and constitutes a legal, valid and binding obligation enforceable against such new Subsidiary Guarantor in accordance with its terms, all as subject to any exceptions and assumptions of the type set forth in the opinions referenced in Section 4.4 and as are reasonable under the circumstances;

(iii)    each holder of a Note shall have received a certificate of the Secretary or a Director (or other appropriate officer or person) of the new Subsidiary Guarantor as to due authorization, charter or constitutional documents, board resolutions and the incumbency of officers; and

(iv)    each holder of a Note shall have received a certificate of a Responsible Officer of the Company certifying that at such time and immediately after giving effect to such Subsidiary Guarantee no Default or Event of Default shall have occurred and be continuing.

(b)                      Subject to Section 9.7(c), at the election of the Parent Guarantor or the Company and by written notice to each holder of Notes, any Subsidiary Guarantor may be discharged from all of its obligations and liabilities under its Subsidiary Guarantee and shall be automatically released from its obligations thereunder without the need for the execution or delivery of any other document by the holders or any other Person, provided in each case, that (i) after giving effect to such release no Default or Event of Default shall have occurred and be continuing, (ii) no amount is then due and payable under such Subsidiary Guarantee, and (iii) each holder of Notes shall have received a certificate of a Responsible Officer to the foregoing effect and setting forth the information (including reasonably detailed computations) reasonably required to establish compliance with the foregoing requirements, and provided further in each case that the highest consideration paid or provided (if any) to any creditor under any Material Credit Facility for the release of such Subsidiary Guarantor from its obligations under such Material Credit Facility is paid pro rata to each holder of Notes at substantially the same time and on equivalent terms.

(c)                      The Obligors agree that so long as any Subsidiary is liable at any time, whether as a borrower, additional borrower, guarantor or otherwise under or with respect to any Material Credit Facility such Subsidiary shall at all such times be a Subsidiary Guarantor.

(d)                     No Receivables Entity shall be required to be a Subsidiary Guarantor unless it becomes liable as a borrower, additional borrower, guarantor or otherwise under or with respect to any Material Credit Facility, in which case it will be required to become a Subsidiary Guarantor as required in accordance with Section 9.7(c).

Section 9.8. Priority of Obligations. Each Obligor will ensure that the payment obligations of the Company under this Agreement and the Notes and of the Parent Guarantor under this Agreement, and the payment obligations of any Subsidiary Guarantor under its Subsidiary Guarantee, will at all times rank at least pari passu, without preference or priority, with all other unsecured and unsubordinated Indebtedness of such Obligor and such Subsidiary Guarantor, as applicable.

SECTION 10. NEGATIVE COVENANTS.

From the date of this Agreement until the Closing and thereafter, so long as any of the Notes are outstanding, the Obligors covenant that:

Section 10.1. Transactions with Affiliates. No Obligor will, and the Obligors will not permit any Subsidiary (other than any Unrestricted Entity) to, enter into directly or indirectly any transaction or group of related transactions (including the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than any Obligor or another Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of such Obligor’s or such Subsidiary’s business and upon fair and reasonable terms no less favorable to such Obligor or such Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

Section 10.2. Merger, Consolidation, Etc. No Obligor will, and the Obligors will not permit any Subsidiary (other than Unrestricted Entities) to, consolidate with or merge with any other Person or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to any Person, unless:

(i)   so long as no Default or Event of Default would result therefrom, any Subsidiary of Obligors may be merged or consolidated with or into the Company or the Parent Guarantor, provided that (A) the Company or the Parent Guarantor shall be the continuing or surviving entity or (B) if the Person formed by or surviving any such merger, amalgamation or consolidation is not the Company or the Parent Guarantor (such Person, the “Successor Subsidiary”), (1)(a) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia, the Successor Subsidiary shall be an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia, (b) in the case of a merger, amalgamation or consolidation by a Person organized or existing under the laws of Canada or any province thereof, the Successor Subsidiary shall be an entity organized or existing under the laws of Canada or any province thereof, and (c) in the case of a merger, amalgamation or consolidation by a Person not organized or existing under the laws of the United States, any state thereof, the District of Columbia, Canada or any province thereof, the Successor Subsidiary shall be an entity organized or existing under the laws of a Permitted Jurisdiction, (2) the Successor Subsidiary shall expressly assume all the obligations of the Company or the Parent Guarantor, as applicable, under this Agreement and the Notes pursuant to a supplement hereto or thereto in form reasonably satisfactory to the holders, (3) each applicable Subsidiary Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement hereto confirmed that its Guarantee (including any guarantee thereunder) shall apply to the Successor Subsidiary’s obligations under this Agreement, and (4) if reasonably requested by the holders of the Notes, an opinion of counsel to the effect that such merger, amalgamation or consolidation does not violate this Agreement, and provided further that if the foregoing are satisfied, the Successor Subsidiary will succeed to, and be substituted for, the Company or the Parent Guarantor, as applicable, under this Agreement and the Notes and provided further that all agreements or instruments effecting such merger, amalgamation or consolidation are enforceable in accordance with their terms; and

(ii)    any Subsidiary of the Obligors or any other Person may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of the Obligors, provided that (A) in the case of any merger, amalgamation or consolidation involving one or more Subsidiaries (other than Unrestricted Entities), (1) a Subsidiary shall be the continuing or surviving entity or (2) the Obligors shall take all steps necessary to cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than an Unrestricted Entity) to become a Subsidiary Guarantor (if such Subsidiary meets the criteria thereof), (B) in the case of any merger, amalgamation or consolidation involving one or more Subsidiary Guarantors, a Subsidiary Guarantor shall be the continuing or surviving entity or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Subsidiary Guarantor) shall execute a supplement or joinder to this Agreement and a Guarantee (as required), in order to become a Subsidiary Guarantor to the extent required under Section 9.7(b), (C) no Default or Event of Default would result from the consummation of such merger, amalgamation or consolidation, and (D) if such merger, amalgamation or consolidation is with respect to any Subsidiary Guarantor, the Obligors shall have delivered to the Holders an opinion of counsel to the effect that all agreements or instruments effecting such merger, amalgamation or consolidation are enforceable in accordance with their terms and such Guarantee remains enforceable.

Section 10.3. Line of Business. The Obligors will not, and will not permit any Subsidiary to, fail to carry on diligently and conduct its business in a proper and efficient manner so as to preserve and protect its properties, assets and income in a prudent manner consistent with usual industry practice and the preservation of its business and assets, and it will not fail to cause its Subsidiaries (other than Unrestricted Entities) to do the same in respect of their respective businesses and assets and, in particular, without limiting the foregoing, it will not alter its business plan so as to change materially the nature or scope of business, operations or activities currently carried on by it or its Subsidiaries (other than Unrestricted Entities), without obtaining the prior written consent of the Required Holders (which consent shall not be unreasonably withheld).

Section 10.4. Economic Sanctions, Etc. The Obligors will not, and will not permit any Controlled Entity to (a) become (including by virtue of being owned or controlled by a Blocked Person), own or control a Blocked Person or (b) directly or indirectly have any investment in or engage in any dealing or transaction (including any investment, dealing or transaction involving the proceeds of the Notes) with any Person if such investment, dealing or transaction would be in violation of, or could result in the imposition of sanctions under, any U.S. Economic Sanctions Laws applicable to such Obligor or such Controlled Entity, except, in the case of this clause (b), to the extent that such violation or sanctions, if imposed, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 10.5. Liens. The Obligors will not, and will not permit any Subsidiary (other than Unrestricted Entities) to, without the Required Holders’ prior written consent, incur, create or assume or permit to exist any Lien on any of its or any of its Subsidiaries’ property or assets, whether owned at the date hereof or hereafter acquired other than Permitted Encumbrances.

Section 10.6. Financial Covenants. The Parent Guarantor will, at all times:

(i) maintain a Total Debt/Consolidated EBITDA Ratio of not more than 3.5t o 1.0;

(ii) maintain on a consolidated and rolling 4 Quarters basis, an Interest Coverage Ratio of greater than 2.0 to 1.0; and

(iii) ensure that Priority Debt does not at any time exceed 7.5% of Consolidated Total Assets. For the avoidance of doubt, the Obligors shall not at any time use the capacity to incur, assume or permit to exist any Priority Debt to grant a Lien securing Indebtedness outstanding under or pursuant to any Material Credit Facility unless and until all obligations of the Obligors under this Agreement and the Notes shall concurrently be secured equally and ratably with such Indebtedness pursuant to documentation in form and substance reasonably satisfactory to the Required Holders.

Section 10.7. Sale of Assets. The Obligors will not, without the Required Holders’ prior written consent (which consent shall not be unreasonably withheld), sell, transfer or otherwise dispose of its control, direct or indirect, of any of its Subsidiaries (other than Unrestricted Entities) and it will not, nor will it permit any of its Subsidiaries (other than Unrestricted Entities) to, without the Required Holders’ prior written consent, sell, lease, assign, transfer, convey or otherwise dispose of any of its business properties or assets whether now owned or hereafter acquired (including, without limitation, receivables and leasehold interests, patents and intellectual property rights) (in each case a “Disposition”) but excluding:

(i) inventory disposed of in the ordinary course of business;

(ii) dispositions or other transfers of assets, including shares in Subsidiaries, among the Obligors and Subsidiary Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to the Parent Guarantor, the Company and to Subsidiary Guarantors, dispositions or other transfers of assets from Immaterial Subsidiaries and Unrestricted Entities to other Immaterial Subsidiaries and Unrestricted Entities and dispositions or other transfers of assets (not exceeding an aggregate collective amount of $10,000,000 tangible (per GAAP) assets during the term of this Agreement) from Obligors, Subsidiary Guarantors or Material Subsidiaries (other than Unrestricted Entities) to Immaterial Subsidiaries and Unrestricted Entities;

(iii) dispositions of shares in a Subsidiary, to existing or new minority shareholders of such Subsidiary in the ordinary course of business;

(iv) provided no Event of Default has occurred and is continuing, Dispositions which would not after giving effect to such Disposition:

(A) result in a Default or Event of Default occurring and continuing; or

(B) (1) result in the aggregate book value of all assets that have been the subject of a Disposition during the period commencing on the immediately preceding Fiscal Year end of the Parent Guarantor and ending on the date of the proposed Disposition, exceeding 15% of Consolidated Total Assets; or (2) result in the aggregate book value of all assets that have been the subject of a Disposition for the period commencing as of September 30, 2016 until the date of the proposed Disposition to exceed 25% of Consolidated Total Assets determined as of the Fiscal Year end of the Obligors immediately preceding the date of the proposed Disposition; provided that proceeds of Dispositions which are reinvested within 365 days of the date of such Disposition shall be excluded from the calculation of the foregoing percentages,

(v) property which is, substantially contemporaneously with the Disposition hereof, replaced by property of substantially the same kind or nature and of at least equivalent value, and

(vi) dispositions of Receivables Facility Assets in connection with any Permitted Receivables Transaction, provided that any such disposition to a Receivables Entity or a Person that is not an Obligor or a Subsidiary shall be on an arm’s length basis.

Section 10.8. Restricted Payments. The Obligors will not, and will not permit any Subsidiary (other than Unrestricted Entities) to, make or permit any withdrawals or any other payments of money or equivalents thereof whatsoever (including, without limitation, royalties, management fees, etc.) by or to the shareholders of the Parent Guarantor or in respect of any Convertible Debentures , except for the following, in each case (x) with respect to clauses (A)-(E) and (G) below, provided no Event of Default has occurred and is continuing and no Event of Default will occur as a consequence thereof (including after giving pro forma effect thereto and any related transaction in the calculation of the financial covenants under Section 10.6) and (y) with respect to clause (F) below, provided no Specified Default or Event of Default has occurred and is continuing and no Specified Default or Event of Default will occur as a consequence thereof (including after giving pro forma effect thereto and any related transaction (including specifically any financing of any Restricted Payments to be made on Convertible Debentures) in the calculation of the financial covenants under Section 10.6) and, in addition to the foregoing requirements, with respect to clause (F)(iii) below, (1) the Total Debt to Consolidated EBITDA Ratio, measured as of the last day of the Quarter occurring immediately prior to such CD Redemption and giving pro forma effect to such CD Redemption and any Indebtedness incurred in connection therewith, is not more than 2.5:1.0 and (2) the forecast Total Debt to Consolidated EBITDA Ratio calculated by the Parent Guarantor using information that the Parent Guarantor believes, in good faith, to be accurate and using reasonable assumptions and calculated in a reasonable manner (taking into account the anticipated CD Redemption), measured as of the last day of each of the two consecutive Quarters occurring after such CD Redemption, is not more than 2.5:1.0:

(A)  (1) the payment of dividends, whether in cash or in specie; and (2) normal course distributions to minority shareholders of Subsidiaries of the Obligors as contemplated in the Parent Guarantor’s annual business plan;

(B)  distributions and returns of capital (whether by retirement, redemption, repurchase, cancellation or otherwise) and normal course issuer bids of the Parent Guarantor;

(C)  payments upon exercise of the put options under the Shareholders’ Agreements;

(D)  payments upon exercise of the call options under the Shareholders’ Agreements;

(E)   payments on account of retirement, termination, death or disability redemptions;

(F)  payments in respect of Convertible Debentures of (i) scheduled interest, (ii) offers to redeem in connection with a CD Change of Control (but only as long as the Change of Control Repurchase Conditions have been satisfied) and (iii) principal on the scheduled maturity date thereof; and

(G) dividends or other distributions by the Receivables Entity to the holders of equity interests therein (so long as such holders are either an Obligor or a wholly owned Subsidiary of an Obligor).

Section 10.9. Investments in Unrestricted Entities. No Obligor will, nor will it permit any Subsidiary (other than Unrestricted Entities) to, without obtaining the prior written consent of the Required Holders, make any investments in and/or provide financial assistance to Unrestricted Entities exceeding an aggregate initial investment value of the greater of (x) 5.0% of Consolidated Total Assets and (y) $100,000,000 at any time (for certainty, there shall be no restriction on investments in, or financial assistance to any Subsidiary that is not an Unrestricted Entity). The Obligors shall be permitted to remove an entity from its qualification as an Unrestricted Entity at any time by giving written notice to the holders and thereafter all provisions hereunder with respect to the Subsidiaries of the Obligors (other than provisions specifically relating to Unrestricted Entities) shall apply to such entity in the event such entity is a Subsidiary of an Obligor.

Section 10.10. Most Favored Lender Provision.

(a)  If at any time any Material Credit Facility contains a financial covenant, covenant regarding restricted payments, or limitations on investments in Unrestricted Entities, which is not contained in this Agreement or a covenant that is contained in this Agreement in Sections 10.6, 10.8 and 10.9, which would in any respect be more beneficial to the holders of Notes than the covenants set forth in this Agreement (any such provision, a “More Favorable Covenant”), then the Obligors shall provide a Most Favored Lender Notice in respect of such More Favorable Covenant. Thereupon, and regardless of whether the Company provides timely notice, such More Favorable Covenant shall be deemed automatically incorporated by reference into Section 10 of this Agreement, mutatis mutandis, as if set forth in full herein, effective as of the date when such More Favorable Covenant shall have become effective under any Material Credit Facility. Thereafter, upon the request of any holder of a Note, the Obligors shall enter into any additional agreement or amendment to this Agreement reasonably requested by such holder evidencing any of the foregoing.

(b)  Any More Favorable Covenant incorporated into this Agreement (herein referred to as an “Incorporated Covenant”) pursuant to this Section 10.10:

(i)   shall be deemed automatically amended herein to reflect any subsequent amendments made to such More Favorable Covenant under such Material Credit Facility (provided that, if a Default or an Event of Default then exists and the amendment of such More Favorable Covenant would make such covenant less restrictive on the Company, such Incorporated Covenant shall only be deemed automatically amended at such time, if it should occur, when such Default or Event of Default no longer exists) and

(ii)    shall be deemed automatically deleted from this Agreement at such time as such More Favorable Covenant is deleted or otherwise removed from such Material Credit Facility or such Material Credit Facility shall be terminated (provided that, if a Default or an Event of Default then exists, such Incorporated Covenant shall only be deemed automatically deleted from this Agreement at such time, if it should occur, when such Default or Event of Default no longer exists); provided, however, that if any fee or other consideration shall be given to the lenders under such Material Credit Facility for such amendment or deletion, the equivalent of such fee or other consideration shall be given to the holders of the Notes.

Upon the occurrence of any event described in sub-clause (i) of the preceding sentence, upon the request of the Company or any holder of Notes, the holders of Notes (if applicable) and the Obligors shall enter into any additional agreement or amendment to this Agreement reasonably requested by the Parent Guarantor or a holder of Notes, as the case may be, evidencing the amendment of any such Incorporated Covenants. Upon the occurrence of any event described in sub-clause (ii) of the second preceding sentence, upon the request of the Parent Guarantor, the holders of Notes shall enter into any additional agreement or amendment to this Agreement reasonably requested by the Parent Guarantor evidencing the deletion and termination of any such Incorporated Covenants.

(c)                      For the avoidance of doubt, each of the financial covenants in Section 10.6, and the covenants included in Sections 10.8 and 10.9, as of the date of this Agreement shall remain in this Agreement regardless of whether any Incorporated Covenants are incorporated into or deleted from this Agreement.

(d)                      “Most Favored Lender Notice” means, in respect of any More Favorable Covenant, a written notice to each of the holders of the Notes delivered promptly, and in any event with ten Business Days after the inclusion of such More Favorable Covenant in a Material Credit Facility (including by way of amendment or other modification of any existing provision thereof) from a Senior Financial Officer of the Parent Guarantor referring to the provisions of this Section 10.13 and setting forth a reasonably detailed description of such More Favorable Covenant (including any defined terms used therein) and related explanatory calculations, as applicable.

SECTION 11. EVENTS OF DEFAULT.

Section 11.1. Events of Default. An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)                             default shall be made in the payment of any principal or Make-Whole Amount or Net Loss, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)                             default shall be made in the payment of any interest on any Note or any amount payable pursuant to Section 13 for more than five Business Days after the same becomes due and payable; or

(c)                             default shall be made in the performance of or compliance with any term contained in Section 7.1(d) or Sections 10.2, 10.6, 10.7, and 10.8; or

(d)                             default shall be made by any Obligor or any Subsidiary Guarantor in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), (b) and (c)) or in any Subsidiary Guarantee and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) an Obligor receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this Section 11(d)); or

(e)                             (i) any material representation or warranty made in writing by or on behalf of any Obligor by any officer of any Obligor in this Agreement or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made, or (ii) any material representation or warranty made in writing by or on behalf of any Subsidiary Guarantor or by any officer of such Subsidiary Guarantor in any Subsidiary Guarantee or any writing furnished in connection with such Subsidiary Guarantee proves to have been false or incorrect in any material respect on the date as of which made, save that if any such materially incorrect representation or warranty is capable of being corrected and none of the holders of the Notes has been prejudiced by such materially incorrect representation or warranty, then the Obligors shall have 30 days after written notice thereof to take such action to make the representation or warranty true and correct with such notice, on which case such representation or warranty shall be deemed to have been true and correct when originally made or furnished; or

(f)                            (i) any Obligor or any Subsidiary (other than Unrestricted Entities) is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Indebtedness that is outstanding in an aggregate principal amount of at least the greater of (x) 3.0% of Consolidated Total Assets and (y) $50,000,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (ii) any Obligor or any Subsidiary (other than Unrestricted Entities) is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount of at least the greater of (x) 3.0% of Consolidated Total Assets and (y) $50,000,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness to convert such Indebtedness into equity interests), (x) any Obligor or any Subsidiary (other than Unrestricted Entities) has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least the greater of (x) 3.0% of Consolidated Total Assets and (y) $50,000,000 (or its equivalent in the relevant currency of payment), or (y) one or more Persons have the right to require any Obligor or any Subsidiary so to purchase or repay such Indebtedness; provided however that the foregoing clauses (i)-(iii) exclude any default arising solely from the occurrence of a Change of Control (other than with respect to Convertible Debentures); or

(g)                             any Obligor or any Subsidiary (other than any Unrestricted Entity and except as permitted in Section 11.2) (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(h)                             a court or other Governmental Authority of competent jurisdiction enters an order appointing, without consent by any Obligor or any of its Subsidiaries (other than Unrestricted Entities and except as permitted in Section 11.2), a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of any Obligor or any such Subsidiary, or any such petition shall be filed against any Obligor or any such Subsidiary and such petition shall not be dismissed within 30 days; or

(i)                            any event occurs with respect to any Obligor or any Subsidiary (other than Unrestricted Entities and except as permitted under Section 11.2) which under the laws of any jurisdiction is analogous to any of the events described in Section 11(g) or Section 11(h), provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in Section 11(g) or Section 11(h); or

(j)                            one or more final judgments or orders for the payment of money aggregating in excess of $50,000,000 (or its equivalent in the relevant currency of payment), including any such final order enforcing a binding arbitration decision, a writ, execution or attachment or similar process is issued or levied against an Obligor or any Subsidiary (other than Unrestricted Entities) and which is not, within 30 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 30 days after the expiration of such stay; or

(k)                             if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified either Obligor or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) there is any “amount of unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under one or more Plans, determined in accordance with Title IV of ERISA, (iv) the aggregate present value of accrued benefit liabilities under all funded Non-U.S. Plans exceeds the aggregate current value of the assets of such Non-U.S. Plans allocable to such liabilities, (v) any Obligor or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (vi) any Obligor or any ERISA Affiliate withdraws from any Multiemployer Plan, (vii) any Obligor or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of any Obligor or any Subsidiary thereunder, (viii) any Obligor or any Subsidiary fails to administer or maintain a Non-U.S. Plan in compliance with the requirements of any and all applicable laws, statutes, rules, regulations or court orders or any Non-U.S. Plan is involuntarily terminated or wound up, or (ix) any Obligor or any Subsidiary becomes subject to the imposition of a financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans; and any such event or events described in clauses (i) through (ix) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect. As used in this Section 11(k), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in section 3 of ERISA; or

(l)                            any Subsidiary Guarantee shall cease to be in full force and effect, any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor shall contest in any manner the validity, binding nature or enforceability of any Subsidiary Guarantee, or the obligations of any Subsidiary Guarantor under any Subsidiary Guarantee are not or cease to be legal, valid, binding and enforceable in accordance with the terms of such Subsidiary Guarantee.

Section 11.2. Bankruptcy Exception. The Events of Default set out in clauses (g), (h) and (i) of Section 11.1 above shall not apply to any case involving a Subsidiary that is not an Obligor or a Subsidiary Guarantor, where (a) the events which would otherwise meet the requirements of clauses (g), (h) or (i) above have occurred solely as the result of a reasonable strategic business decision, by the Obligors or other parent of the applicable Subsidiary, (b) the applicable Subsidiary has a trailing 12 month average EBITDA of less than two percent (2%) of Consolidated EBITDA prior to such strategic business decision, and (c) no other Default or Event of Default has occurred and is continuing, or would result from taking any such course of action; provided, however, that the foregoing exception to the Events of Default in clauses (g), (h)   and (i) above will only be permitted with respect to any Subsidiary, or group of Subsidiaries, up to a maximum aggregate amount of U.S.$10,000,000 (in EBITDA) during the term of this Agreement.

SECTION 12. REMEDIES ON DEFAULT, ETC.

Section 12.1. Acceleration. (a) If an Event of Default with respect to any Obligor described in Section 11(g), (h) or (i) (other than an Event of Default described in clause (i) of Section 11(g) or described in clause (vi) of Section 11(g) by virtue of the fact that such clause encompasses clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b)                      If any other Event of Default has occurred and is continuing, the Required Holders may at any time at its or their option, by notice or notices to the Obligors, declare all the Notes then outstanding to be immediately due and payable.

(c)                      If any Event of Default described in Section 11(a) or (b) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Obligors, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (i) all accrued and unpaid interest thereon (including interest accrued thereon at the Default Rate), (ii) the Net Loss (if any) and less the Net Gain (if any) and (iii) the Make-Whole Amount determined in respect of such principal amount, shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Obligors acknowledge, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Obligors (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount or, solely with respect to a prepayment, Net Loss (if any) by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

Section 12.2. Other Remedies. If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note or Subsidiary Guarantee, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

Section 12.3. Rescission. At any time after any Notes have been declared due and payable pursuant to Section 12.1(b) or (c), the Required Holders, by written notice to the Obligors, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, or Net Loss, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount or Net Loss, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) no Obligor nor any Subsidiary Guarantor nor any other Person shall have paid any amounts which have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18, and (d)     no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

Section 12.4. No Waivers or Election of Remedies, Expenses, Etc. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies. No right, power or remedy conferred by this Agreement, any Subsidiary Guarantee or any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Obligors under Section 16, the Obligors will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including reasonable attorneys’ fees, expenses and disbursements and any registration duty.

SECTION 13. TAX INDEMNIFICATION; FATCA INFORMATION.

Section 13.1. Tax Gross-up.

(a)   All payments whatsoever under this Agreement and the Notes and any payments with respect to a Guaranteed Obligation (together a “Relevant Tax Payment”) will be made by the Company or the Parent Guarantor, as applicable, in Euros or Dollars, as applicable, free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied on such payments made to any holder of Notes by or on behalf of any jurisdiction (other than the jurisdiction in which such holder is resident for tax purposes) (a) in which the Company or the Parent Guarantor, as applicable, is incorporated, organised, managed or controlled or otherwise resides for tax purposes or (b) where a branch or office through which the Company or the Parent Guarantor, as applicable, is acting for purposes of this Agreement is located or from or through which the Company or Parent Guarantor, as applicable, is making any payment (or any political subdivision or taxing authority of or in such jurisdiction) ((a) and (b) together, a “Taxing Jurisdiction”), unless the withholding or deduction of such Tax is required by law or by the interpretation or administration of law.

(b)   If any deduction or withholding for any Tax of a Taxing Jurisdiction shall at any time be required in respect of a Relevant Tax Payment, the Company or the Parent Guarantor, as applicable, will pay to the relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to each holder of a Note such additional amounts as may be necessary in order that the net amounts paid to such holder pursuant to the terms of this Agreement or the Notes after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such holder under the terms of this Agreement or the Notes before the assessment of such Tax, provided that no payment of any additional amounts shall be required to be made:

(i)   for or on account of any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, affiliate of, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation or any Person (other than the holder) to whom the Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect thereof or the exercise of remedies in respect thereof, including, without limitation, such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein, provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Company or the Parent Guarantor, as applicable, after the date of the Closing, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of this Agreement or the Notes are made to, the Taxing Jurisdiction imposing the relevant Tax;

(ii)    for or on account of any Tax that would not have been imposed but for the delay or failure by such holder (following a written request by the Company, Parent Guarantor or their legal counsel) in the filing with the relevant Taxing Jurisdiction of Forms (as defined below) that are required to be and may validly be filed by such holder to avoid or reduce such Taxes (including for such purpose any extensions, refilings or renewals of filings that may from time to time be required by the relevant Taxing Jurisdiction) and/or in the delay or failure by such holder to take such other reasonably requested actions in order to mitigate the amount of any such Tax, provided that the filing of such Forms (as defined below) and/or the taking of such other actions would not (in such holder’s reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, and provided further, that the submission of the HMRC Documents (as defined below) shall not constitute the imposition of any such unreasonable burden or constitute the disclosure of any confidential or proprietary income tax return information for the purpose hereof, and provided further, that such holder shall be deemed to have satisfied the requirements of this clause (b)(ii) upon the good faith completion and submission of such Forms (as defined below) (including extensions, refilings or renewals of filings), or taking of such actions, as may be specified in a written request of the Parent Guarantor or its legal counsel no later than 60 days after receipt by such holder of such written request (accompanied by copies of such Forms (as defined below) and related instructions, if any, all in the English language or with an English translation thereof) provided, however, that in the case of a written request from the Parent Guarantor or its legal counsel that an application be made for an extension or renewal of a direction from Her Majesty’s Revenue & Customs (“HMRC”) made pursuant to an HMRC Form US Company 2002 or similar form (“HMRC Documents”) such holder shall be deemed to have satisfied the requirements of this clause (b)(ii) upon the good faith submission of such application to HMRC not less than six (6) months prior to the date on which such direction is to expire (subject to the Obligor’s compliance with the requirement below to provide at least 9 months but no more than 12 months prior written notice) provided further that such holder shall be deemed to have satisfied the requirements of this clause (b)(ii) upon providing the Company with such holder’s valid HMRC DT Treaty Passport Scheme reference number and Taxing Jurisdiction in Schedule A of this Agreement;

(iii)    for or on account of any estate, inheritance, gift, sale, excise, transfer, personal property or similar tax assessment or other governmental charge;

(iv)    to any holder of a Note that is registered in the name of a nominee if under the law of the relevant Taxing Jurisdiction (or the current regulatory interpretation of such law) securities held in the name of a nominee do not qualify for an exemption from the relevant Tax which would otherwise have applied and an Obligor shall have given timely notice of such law or interpretation to such holder;

(v) for any Tax imposed under FATCA;

(vi)    if on the date on which the payment falls due the payment could have been made to the relevant holder without such deduction or withholding if the relevant holder had been a Qualifying Holder, but on that date such relevant holder is not or has ceased to be a Qualifying Holder other than as a result of any change after the date it became a holder under this Agreement (or in the case of a Purchaser, the date of this Agreement) in any law or tax treaty or any published practice or published concession of any relevant taxing authority;

(vii)    the relevant holder is a Qualifying Holder solely by virtue of limb (c) of the definition of Qualifying Holder and (A) an officer of HMRC has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment and that holder has received from the Obligor making the payment a certified copy of that Direction, and (B) the payment could have been made to the holder without any withholding or deduction if that Direction had not been made; or

(viii) any combination of clauses (i), (ii), (iii), (iv), (v), (vi), and (vii) above.

and provided further that in no event shall the Company or the Parent Guarantor, as applicable, be obligated to pay such additional amounts to any holder of a Note not resident in the United States of America or any other jurisdiction in which an original Purchaser is resident for tax purposes on the date of the Closing in excess of the amounts that the Company or the Parent Guarantor, as applicable, would be obligated to pay if such holder had been a resident of the United States of America or such other jurisdiction, as applicable, for the purposes of, and eligible for the benefits of, any double taxation treaty from time to time in effect between the United States of America or such other Purchaser jurisdictions, as applicable, and the relevant Taxing Jurisdiction.

Section 13.2. Tax Cooperation.

(a) (i) A Purchaser that holds a passport under the HMRC DT Treaty Passports cheme, and which wishes that scheme to apply to the Notes, shall confirm its scheme reference number and its jurisdiction of tax residence in Schedule A, and (ii) a Person that becomes a holder of a Note pursuant to clause 14.2 and that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to such Note(s), shall confirm its scheme reference number and its jurisdiction of tax residence in the information provided to the Company pursuant to Section 14.2, and, having done so, such holder of the Notes shall be under no obligation pursuant to paragraph (e) below.

(b) Where a holder of a Note has included its HMRC DT Treaty Passport Schemer eference number and its jurisdiction of tax residence in Schedule A (or, in the case of any transferee of a Note, in the information provided to the Company pursuant to Section 14.2), the Company shall file a duly completed form DTTP2 in respect of such holder with HMRC no later than 30 days prior to the first interest payment date under the Notes (or, in the case of any transferee of a Note, within 30 days of completion of the transfer thereof).

(c) If a holder of Notes has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (a) above and the Company has made a DTTP2 Filing in respect of such holder but (A) that DTTP2 Filing has been rejected by HMRC, (B) the HMRC DT Treaty Passport has expired, or (C) HMRC has not given the Company authority to make payments to such holder free of any withholding or deduction within 30 days of the date of the DTTP2 Filing, and in each case, the Company has notified the relevant holder of the Note in writing, paragraph (e) below shall have effect in relation to such holder from such time.

(d) If a holder of any Note has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (a) above, the Company shall not make a DTTP2 Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of that holder.

(e) Subject to the limitations and provisos of Section 13.1(b)(ii) above, by acceptance of any Note, the holder of such Note agrees, that it will from time to time with reasonable promptness (i) duly complete and deliver to or as reasonably directed by the Company or the Parent Guarantor all such forms, certificates, documents and returns provided to such holder or its legal counsel by the Company or the Parent Guarantor or their legal counsel (collectively, together with instructions for completing the same, “Forms”) required to be filed by or on behalf of such holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of a tax treaty between the jurisdiction of the holder of such Note and such Taxing Jurisdiction and (ii)  provide the Company with such information with respect to such holder as the Company may reasonably request in order to complete any such Forms, provided that nothing in this Section 13.2(e) shall require any holder to provide information with respect to any such Form (other than HMRC Documents) or otherwise if in the good faith opinion of such holder such Form (other than HMRC Documents) or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such holder, and provided further that each such holder shall be deemed to have complied with its obligation under this paragraph with respect to any Form (other than HMRC Documents) if such Form (other than HMRC Documents) shall have been duly completed and delivered by such holder to the Company or mailed to the appropriate taxing authority, whichever is applicable, within 60 days following a written request of the Company (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.

Section 13.3. Tax Credits Etc.

If any payment is made by the Company or the Parent Guarantor, as applicable, to or for the account of the holder of any Note after deduction for or on account of any Taxes, and increased payments are made by the Obligors pursuant to this Section 13, then, if such holder in its sole discretion determines that it has received or been granted a refund of such Taxes, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to the Company or the Parent Guarantor, as applicable, the amount of such refund, as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding. Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in Section 13.1(b) above) oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

The Company or the Parent Guarantor, as applicable, will furnish the holders of Notes, promptly and in any event within 60 days after the date of any payment by the Company or the Parent Guarantor, as applicable, of any Tax in respect of any amounts paid under this Agreement or the Notes, the original tax receipt (or a certificate of Tax deducted) issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt (or a certificate of Tax deducted) is not available or must legally be kept in the possession of the Company or the Parent Guarantor, as applicable, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

If the Company or the Parent Guarantor, as applicable, is required by any applicable law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Company or the Parent Guarantor, as applicable, would be required to pay any additional amount under this Section 13, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, then the Company or the Parent Guarantor, as applicable, will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company or the Parent Guarantor, as applicable,) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

Notwithstanding anything to the contrary in this Agreement, if the Company or the Parent Guarantor, as applicable, makes payment to or for the account of any holder of a Note after deduction for or on account of any Taxes, and such holder is entitled to a refund of the Tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such holder shall, as soon as practicable after receiving written request from the Company or the Parent Guarantor, as applicable, (which shall specify in reasonable detail and supply the refund forms to be filed) use reasonable efforts to complete and deliver such refund forms to or as directed by the Company or the Parent Guarantor, as applicable, subject, however, to the same limitations and provisos with respect to Forms as are set forth above.

Section 13.4. FATCA Information.

By acceptance of any Note, the holder of such Note agrees that such holder will from time to time with reasonable promptness duly complete and deliver to or as reasonably directed by the Company, the Parent Guarantor or its agent from time to time (i) in the case of any such holder that is a United States Person, such holder’s United States tax identification number or other Forms reasonably requested by the Company or the Parent Guarantor necessary to establish such holder’s status as a United States Person under FATCA and as may otherwise be necessary for the Company or the Parent Guarantor, as applicable, to comply with its obligations under FATCA and (ii) in the case of any such holder that is not a United States Person, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation as may be necessary for the Company or the Parent Guarantor, as applicable to comply with its obligations under FATCA and to determine that such holder has complied with such holder’s obligations under FATCA or to determine the amount (if any) to deduct and withhold from any such payment made to such holder. Nothing in this Section 13.4 shall require any holder of Notes to provide information that is confidential or proprietary to such holder unless such information is prescribed by applicable law for the Company to comply with its obligations under FATCA and, in such event, the Obligors shall treat such information as confidential.

Section 13.5. Qualifying Private Placement Certificate.

Any Purchaser or holder of a Note may deliver a QPP Certificate to the Company and provided that such QPP Certificate has not been withdrawn by the holder of the Note or cancelled by HMRC (unless such withdrawal or cancellation is as a consequence of the failure of the Company to comply with its obligations under regulation 7 of the Income Tax (Qualifying Private Placement Regulations) 2015 (SI 2015/2002)), none of Section 13.1(b)(ii) above, the further proviso to Section 13.1(b) above or Section 13.2 above shall apply in relation to such holder (or such holder’s Notes), unless and until (a) such holder has withdrawn such QPP Certificate or (b) the Company has given such holder 30 days’ notice that such QPP Certificate has been withdrawn or cancelled by HMRC.

The obligations of the Obligors under this Section 13 shall survive the payment or transfer of any Note and the provisions of this Section 13 shall also apply to successive transferees of the Notes.

SECTION 14. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

Section 14.1. Registration of Notes. The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. If any holder of one or more Notes is a nominee, then (a) the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof and (b) at any such beneficial owner’s option, either such beneficial owner or its nominee may execute any amendment, waiver or consent pursuant to this Agreement. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and no Obligor shall be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

Section 14.2. Transfer and Exchange of Notes. Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 19(a)(iii)), for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of each transferee of such Note or part thereof), within 10 Business Days thereafter, the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Schedule 1. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than €100,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than €100,000. Any applicable transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.

Section 14.3. Replacement of Notes. Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 19(a)(iii)) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)   in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least $100,000,000 or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)   in the case of mutilation, upon surrender and cancellation thereof,

within 10 Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

SECTION 15. PAYMENTS ON NOTES.

Section 15.1. Place of Payment. Subject to Section 15.2, payments of principal, Make-Whole Amount, if any, Net Loss, if any, and interest becoming due and payable on the Notes shall be made in London, England at the principal office of HSBC Bank Plc in such jurisdiction. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

Section 15.2. Payment by Wire Transfer. So long as any Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, or Net Loss, if any, interest and all other amounts becoming due hereunder by the method and at the address specified for such purpose below such Purchaser’s name in Schedule A, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 15.1. Prior to any sale or other disposition of any Note held by a Purchaser or its nominee, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 14.2. The Company will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 15.2.

SECTION 16. EXPENSES, ETC.

Section 16.1. Transaction Expenses. Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, any Subsidiary Guarantee or the Notes (whether or not such amendment, waiver or consent becomes effective), including: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, any Subsidiary Guarantee or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, any Subsidiary Guarantee or the Notes, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of any Obligor or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes and any Subsidiary Guarantee, and (c) the costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO, provided that such costs and expenses under this clause (c) shall not exceed $1,500 for each Series of Notes. If required by the NAIC, the Company shall obtain and maintain at its own cost and expense a Legal Entity Identifier (LEI).

The Company will pay, and will save each Purchaser and each other holder of a Note harmless from, (i) all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by a Purchaser or other holder in connection with its purchase of the Notes), (ii) any and all wire transfer fees that any bank or other financial institution deducts from any payment under such Note to such holder or otherwise charges to a holder of a Note with respect to a payment under such Note and (iii) any judgment, liability, claim, order, decree, fine, penalty, cost, fee, expense (including reasonable attorneys’ fees and expenses) or obligation resulting from the consummation of the transactions contemplated hereby, including the use of the proceeds of the Notes by the Company.

Section 16.2. Certain Taxes. The Company agrees to pay all stamp, documentary or similar taxes or fees which may be required to be paid in respect of the execution and delivery or the enforcement of this Agreement or any Subsidiary Guarantee or the execution and delivery (but not the transfer) or the enforcement of any of the Notes in the United States, Canada, United Kingdom or any other jurisdiction of organization in which an Obligor or any Subsidiary Guarantor is organized or any other jurisdiction where any Obligor or any Subsidiary Guarantor has assets or of any amendment of, or waiver or consent under or with respect to, this Agreement or any Subsidiary Guarantee or of any of the Notes, and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by such Obligor pursuant to this Section 16, and will save each holder of a Note to the extent permitted by applicable law harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax or fee required to be paid by such Obligor hereunder.

Section 16.3. Survival. The obligations of the Obligors under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, Guarantee, any Subsidiary Guarantee or the Notes, and the termination of this Agreement.

SECTION 17. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of any Obligor pursuant to this Agreement shall be deemed representations and warranties of such Obligor under this Agreement. Subject to the preceding sentence, this Agreement, the Notes and any Subsidiary Guarantees embody the entire agreement and understanding between each Purchaser and the Obligors and supersede all prior agreements and understandings relating to the subject matter hereof.

SECTION 18. AMENDMENT AND WAIVER.

Section 18.1. Requirements. This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), only with the written consent of the Obligors and the Required Holders, except that:

(a)                            no amendment or waiver of any of Sections 1, 2, 3, 4, 5, 6 or 22 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing;

(b)                            no amendment or waiver may, without the written consent of each Purchaser and the holder of each Note at the time outstanding, (i) subject to Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of (x) interest on the Notes or (y) the Make-Whole Amount, Net Loss or Net Gain, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any amendment or waiver or the principal amount of the Notes that the Purchasers are to purchase pursuant to Section 2 upon the satisfaction of the conditions to Closing that appear in Section 4, or (iii) amend any of Sections 8 (except as set forth in the second sentence of Section 8.2), 11(a), 11(b), 12, 13, 18, 21, 23.8 or 24.

Section 18.2. Solicitation of Holders of Notes.

(a)   Solicitation. The Obligors will provide each Purchaser and holder of a Note with sufficient information, sufficiently far in advance of the date a decision is required, to enable such Purchaser and holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or any Subsidiary Guarantee. The Obligors will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to this Section 18 or any Subsidiary Guarantee to each Purchaser and holder of a Note promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite Purchasers or holders of Notes.

(b)   Payment. The Obligors will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any Purchaser or holder of a Note as consideration for or as an inducement to the entering into by such Purchaser or holder of any waiver or amendment of any of the terms and provisions hereof or of any Subsidiary Guarantee or any Note unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each Purchaser and each holder of a Note even if such Purchaser or holder did not consent to such waiver or amendment.

(c)   Consent in Contemplation of Transfer. Any consent given pursuant to this Section 18 or any Subsidiary Guarantee by a holder of a Note that has transferred or has agreed to transfer its Note to (i) either Obligor, (ii) any Subsidiary or any other Affiliate or (iii) any other Person in connection with, or in anticipation of, such other Person acquiring, making a tender offer for or merging with any Obligor and/or any of its Affiliates (either pursuant to a waiver under Section 18.1(c) or subsequent to Section 8.7 having been amended pursuant to Section 18.1(c)), in each case in connection with such consent, shall be void and of no force or effect except solely as to such holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other holders of Notes that were acquired under the same or similar conditions) shall be void and of no force or effect except solely as to such holder.

Section 18.3. Binding Effect, Etc. Any amendment or waiver consented to as provided in this Section 18 or any Subsidiary Guarantee applies equally to all Purchasers and holders of Notes and is binding upon them and upon each future holder of any Note and upon the Obligors without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Obligors and any Purchaser or holder of a Note and no delay in exercising any rights hereunder or under any Note or Subsidiary Guarantee shall operate as a waiver of any rights of any Purchaser or holder of such Note.

Section 18.4. Notes Held by Company, Etc. Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, any Subsidiary Guarantee or the Notes, or have directed the taking of any action provided herein or in any Subsidiary Guarantee or the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by any Obligor or any Affiliate of any Obligor shall be deemed not to be outstanding.

SECTION 19. NOTICES; ENGLISH LANGUAGE.

(a)                      Except to the extent otherwise provided in Section 7.4, all notices and communications provided for hereunder shall be in writing and sent (x) by telecopy if the sender on the same day sends a confirming copy of such notice by an internationally recognized commercial delivery service (charges prepaid) or (y) by an internationally recognized commercial delivery service (charges prepaid). Any such notice must be sent:

(i)   if to any Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule A, or at such other address as such Purchaser or nominee shall have specified to the Parent Guarantor in writing,

(ii)    if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Parent Guarantor in writing, and

(iii)    if to either of the Obligors or any Subsidiary Guarantor, to the Parent Guarantor at its address set forth at the beginning hereof to the attention of Christian Mayer, Vice President Finance and Treasurer, or at such other address as the Parent Guarantor shall have specified to the holder of each Note in writing.

Notices under this Section 19 will be deemed given only when actually received.

(b)                      Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement shall be in English or accompanied by an English translation thereof.

(c)                      This Agreement and the Notes have been prepared and signed in English and the parties hereto agree that the English version hereof and thereof (to the maximum extent permitted by applicable law) shall be the only version valid for the purpose of the interpretation and construction hereof and thereof notwithstanding the preparation of any translation into another language hereof or thereof, whether official or otherwise or whether prepared in relation to any proceedings which may be brought in the State of New York or any other jurisdiction in respect hereof or thereof.

SECTION 20. REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, electronic, digital, or other similar process and such Purchaser may destroy any original document so reproduced. The Obligors agree and stipulate that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 20 shall not prohibit an Obligor or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

SECTION 21. CONFIDENTIAL INFORMATION.

For the purposes of this Section 21, “Confidential Information” means information delivered to any Purchaser by or on behalf of any Obligor or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Purchaser as being confidential information of such Obligor or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any Person acting on such Purchaser’s behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by an Obligor or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available. Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, officers, employees, agents, attorneys, trustees and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its auditors, financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with this Section 21, (iii) any other holder of any Note, (iv)   any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by this Section 21), (v) any Person from which it offers to purchase any security of an Obligor (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by this Section 21), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the NAIC or the SVO or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about such Purchaser’s investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser’s Notes, this Agreement or any Subsidiary Guarantee. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 21 as though it were a party to this Agreement. On reasonable request by an Obligor in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Obligors embodying this Section 21.

In the event that as a condition to receiving access to information relating to the Obligors or its Subsidiaries in connection with the transactions contemplated by or otherwise pursuant to this Agreement, any Purchaser or holder of a Note is required to agree to a confidentiality undertaking (whether through IntraLinks, another secure website, a secure virtual workspace or otherwise) which is different from this Section 21, this Section 21 shall not be amended thereby and, as between such Purchaser or such holder and the Obligors, this Section 21 shall supersede any such other confidentiality undertaking.

SECTION 22. SUBSTITUTION OF PURCHASER.

Each Purchaser shall have the right to substitute any one of its Affiliates or another Purchaser or any one of such other Purchaser’s Affiliates (a “Substitute Purchaser”) as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the Obligors, which notice shall be signed by both such Purchaser and such Substitute Purchaser, shall contain such Substitute Purchaser’s agreement to be bound by this Agreement and shall contain a confirmation by such Substitute Purchaser of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 22), shall be deemed to refer to such Substitute Purchaser in lieu of such original Purchaser. In the event that such Substitute Purchaser is so substituted as a Purchaser hereunder and such Substitute Purchaser thereafter transfers to such original Purchaser all of the Notes then held by such Substitute Purchaser, upon receipt by the Obligors of notice of such transfer, any reference to such Substitute Purchaser as a “Purchaser” in this Agreement (other than in this Section 22), shall no longer be deemed to refer to such Substitute Purchaser, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

SECTION 23. MISCELLANEOUS.

Section 23.1. Successors and Assigns. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including any subsequent holder of a Note) whether so expressed or not, except that, subject to Section 10.2, the Obligors may not assign or otherwise transfer any of its rights or obligations hereunder or under the Notes without the prior written consent of each holder. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.

Section 23.2. Accounting Terms.

(a)                      For purposes of determining compliance with this Agreement (including Section 9, Section 10 and the definition of “Indebtedness”), any election by either Obligor to measure any financial liability using fair value (as permitted by Financial Accounting Standards Board Accounting Standards Codification Topic No. 825-10-25 – Fair Value Option, International Accounting Standard 39 – Financial Instruments: Recognition and Measurement or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

(b)                      All accounting terms (not otherwise defined in this Agreement) shall be interpreted, all accounting determinations shall be made, and all financial statements shall be prepared, in accordance with GAAP as at December 31, 2017. In the event that any “Accounting Changes” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then at the Parent Guarantor’s request:

(i)   the holders of the Notes shall enter into negotiations with the Parent Guarantor to be conducted reasonably and in good faith by all parties, in order to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the financial condition of the Obligors and Subsidiary Guarantors shall be the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Obligors and the holders of the Notes, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred; or

(ii)    all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred, and the Parent Guarantor will continue to provide all financial information and calculations to enable this to continue together with reconciliations to the public financial statements and information prepared in accordance with the Accounting Changes;

(c)                      “Accounting Changes” refers to changes in accounting principles (i) required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants or, if applicable, the SEC or (ii) otherwise proposed by the Parent Guarantor to, and approved by, Required Holders.

Section 23.3. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 23.4. Construction, Etc. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Defined terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein) and, for purposes of the Notes, shall also include any such notes issued in substitution therefor pursuant to Section 14, (b) subject to Section 23.1, any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections and Schedules shall be construed to refer to Sections of, and Schedules to, this Agreement, and (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time.

Section 23.5. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 23.6. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

Section 23.7. Jurisdiction and Process; Waiver of Jury Trial. (a) Each Obligor irrevocably submits to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, The City of New York, over any suit, action or proceeding arising out of or relating to this Agreement or the Notes. To the fullest extent permitted by applicable law, each Obligor irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)           Each Obligor agrees, to the fullest extent permitted by applicable law, that a final judgment in any suit, action or proceeding of the nature referred to in Section 23.7(a) brought in any such court shall be conclusive and binding upon it subject to rights of appeal, as the case may be, and may be enforced in the courts of the United States of America or the State of New York (or any other courts to the jurisdiction of which it or any of its assets is or may be subject) by a suit upon such judgment.

(c)           Each Obligor consents to process being served by or on behalf of any holder of Notes in any suit, action or proceeding of the nature referred to in Section 23.7(a) by mailing a copy thereof by registered, certified, priority or express mail, postage prepaid, return receipt or delivery confirmation requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 19, to Corporation Service Company, 1180 Avenue of the Americas, New York, NY 10036, as its agent for the purpose of accepting service of any process in the United States. The Company agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.

(d)           Nothing in this Section 23.7 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against any Obligor in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

(e)           Each Obligor hereby irrevocably appoints Corporation Service Company to receive for it, and on its behalf, service of process in the United States.

(f)           THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

Section 23.8. Obligation to Make Payments in Applicable Currency; Currency Indemnity. (a) Any payment on account of an amount that is payable hereunder or under the Notes in Dollars which is made to or for the account of any holder of Notes, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of any Obligor, shall constitute a discharge of the obligation of the Obligors under this Agreement and the Notes only to the extent of the amount of Dollars which such holder could purchase in the foreign exchange markets in London, England, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the London Banking Day following receipt of the payment first referred to above. If the amount of Dollars that could be so purchased is less than the amount of Dollars originally due to such holder, the Obligors agree to the fullest extent permitted by law, to indemnify and hold harmless such holder, within five Business Days of demand, from and against all loss or damage arising out of or as a result of such deficiency.

(b)   Any payment on account of an amount that is payable hereunder or under the Notes in Euros which is made to or for the account of any holder of Notes, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of any Obligor, shall constitute a discharge of the obligation of the Obligors under this Agreement or the Notes only to the extent of the amount of Euros which such holder could purchase in the foreign exchange markets in London, England, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the London Banking Day following receipt of the payment first referred to above. If the amount of Euros that could be so purchased is less than the amount of Dollars originally due to such holder, the Obligors agree to the fullest extent permitted by law, to indemnify and hold harmless such holder, within five Business Days of demand, from and against all loss or damage arising out of or as a result of such deficiency.

(c)   Costs and expenses payable pursuant to Section 16 (Expenses, etc.) shall be paid in Dollars irrespective of the currency in which such costs and expenses are incurred and billed, subject to the same indemnity set forth in Section 23.8(a).

(d)   The indemnities contained in this Clause 23.8 shall, to the fullest extent permitted by law, constitute obligations separate and independent from the other obligations contained in this Agreement and the Notes, as the case may be, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under the Notes or under any judgment or order. As used herein the term “London Banking Day” shall mean any day other than a Saturday or Sunday or a day on which commercial banks are required or authorised by law to be closed in London, England.

SECTION 24. PARENT GUARANTEE, ETC.

Section 24.1. Guarantee. The Parent Guarantor hereby guarantees to each holder of any Note or Notes at any time outstanding (a) the prompt payment in full, in Euros or Dollars in respect of any Swapped Note, when due (whether at stated maturity, by acceleration, by mandatory or optional prepayment or otherwise) of the principal of, Make-Whole Amount (if any), Net Loss (if any) and interest on the Notes (including, without limitation, interest on any overdue principal, Make-Whole Amount, Net Loss and, to the extent permitted by applicable law, on any overdue interest and on payment of additional amounts described in Section 13) and all other amounts from time to time owing by the Company under this Agreement and the Notes (including, without limitation, costs, expenses and taxes in accordance with the terms hereof), and (b) the prompt performance and observance by the Company of all covenants, agreements and conditions on its part to be performed and observed hereunder, in each case strictly in accordance with the terms thereof (such payments and other obligations being herein collectively called the “Guaranteed Obligations”). The Parent Guarantor hereby further agrees that if the Company shall default in the payment or performance of any of the Guaranteed Obligations, the Parent Guarantor will (x) promptly pay or perform the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration, by mandatory or optional prepayment or otherwise) in accordance with the terms of such extension or renewal and (y) pay to the holder of any Note such amounts, to the extent lawful, as shall be sufficient to pay the costs and expenses of collection or of otherwise enforcing any of such holder’s rights under this Agreement, including, without limitation, reasonable counsel fees.

All obligations of the Parent Guarantor under Sections 24.1 and 24.2 shall survive the transfer of any Note, and any obligations of the Parent Guarantor under Sections 24.1 and 24.2 with respect to which the underlying obligation of the Company is expressly stated to survive the payment of any Note shall also survive payment of such Note.

Section 24.2. Obligations Unconditional.

(a)   The obligations of the Parent Guarantor under Section 24.1 constitute a present and continuing guaranty of payment and not collectibility and are absolute, unconditional and irrevocable, irrespective of the value, genuineness, validity, regularity or enforceability of the obligations of the Company under this Agreement, the Notes or any other agreement or instrument referred to herein or therein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, to the fullest extent permitted by applicable law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 24.2 that the obligations of the Parent Guarantor hereunder shall be absolute, unconditional and irrevocable under any and all circumstances. Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Parent Guarantor hereunder which shall remain absolute, unconditional and irrevocable as described above:

(1)   any amendment or modification of any provision of this Agreement (other than Section 24.1 or 24.2), any of the Notes or any Subsidiary Guarantee or any assignment or transfer thereof, including without limitation the renewal or extension of the time of payment of any of the Notes or the granting of time in respect of such payment thereof, or of any furnishing or acceptance of security or any additional guarantee or any release of any security or guarantee so furnished or accepted for any of the Notes;

(2)   any waiver, consent, extension, granting of time, forbearance, indulgence or other action or inaction under or in respect of this Agreement, any of the Notes or any Subsidiary Guarantee, or any exercise or non-exercise of any right, remedy or power in respect hereof or thereof;

(3)   any bankruptcy, receivership, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceedings with respect to the Company, any Subsidiary Guarantor or any other Person or the properties or creditors of any of them;

(4)   the occurrence of any Default or Event of Default under, or any invalidity or any unenforceability of, or any misrepresentation, irregularity or other defect in, this Agreement, any of the Notes or any other agreement;

(5)   any transfer of any assets to or from the Company, including without limitation any transfer or purported transfer to the Company from any Person, any invalidity, illegality of, or inability to enforce, any such transfer or purported transfer, any consolidation or merger of the Company with or into any Person, any change in the ownership of any capital stock or other equity or ownership interests of the Company, or any change whatsoever in the objects, capital structure, constitution or business of the Company;

(6)   any default, failure or delay, willful or otherwise, on the part of the Company or any other Person to perform or comply with, or the impossibility or illegality of performance by the Company or any other Person of, any term of this Agreement, the Notes or any other agreement;

(7)   any suit or other action brought by, or any judgment in favor of, any beneficiaries or creditors of, the Company or any other Person for any reason whatsoever, including without limitation any suit or action in any way attacking or involving any issue, matter or thing in respect of this Agreement, any of the Notes or any other agreement;

(8)   any lack or limitation of status or of power, incapacity or disability of the Company or the Parent Guarantor or any trustee or agent of any thereof; or

(9)   any other thing, event, happening, matter, circumstance or condition whatsoever, not in any way limited to the foregoing (other than the indefeasible payment in full of the Guaranteed Obligations).

(b)   The Parent Guarantor hereby unconditionally waives diligence, presentment, demand of payment, protest and all notices whatsoever and any requirement that any holder of a Note exhaust any right, power or remedy against the Company under this Agreement or the Notes or any other agreement or instrument referred to herein or therein, or against any other Person under any other guarantee of, or security for, any of the Guaranteed Obligations.

(c)   In the event that the Parent Guarantor shall at any time pay any amount on account of the Guaranteed Obligations or take any other action in performance of its obligations hereunder, the Parent Guarantor shall not exercise any subrogation or other rights hereunder or under the Notes and the Guarantor hereby waives all rights it may have to exercise any such subrogation or other rights, and all other remedies that it may have against the Company, in respect of any payment made hereunder unless and until the Guaranteed Obligations shall have been indefeasibly paid in full. Prior to the payment in full of the Guaranteed Obligations, if any amount shall be paid to the Parent Guarantor on account of any such subrogation rights or other remedy, notwithstanding the waiver thereof, such amount shall be received in trust for the benefit of the holders of the Notes and shall forthwith be paid to such holders to be credited and applied upon the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof. The Parent Guarantor agrees that its obligations under this Section 24 shall be automatically reinstated if and to the extent that for any reason any payment (including payment in full) by or on behalf of the Company is rescinded or must be otherwise restored by any holder of a Note, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, all as though such amount had not been paid.

(d)   If an event permitting the acceleration of the maturity of the principal amount of the Notes shall at any time have occurred and be continuing and such acceleration (and the effect thereof on the Guaranteed Obligations) shall at such time be prevented by reason of the pendency against the Company or any other Person (other than the Parent Guarantor as to itself) of a case or proceeding under a bankruptcy or insolvency law, the Parent Guarantor agrees that, for purposes of the guarantee in Section 24 and the Parent Guarantor’s obligations under this Agreement and its Guarantees, the maturity of the principal amount of the Notes shall be deemed to have been accelerated (with a corresponding effect on the Guaranteed Obligations) with the same effect as if the holders of the Notes had accelerated the same in accordance with the terms of this Agreement, and the Parent Guarantor shall forthwith pay such principal amount, any interest thereon, any Make-Whole Amounts, Net Loss, if any, and any other amounts guaranteed hereunder without further notice or demand.

(e)   The guarantee in Section 24.1 is a continuing guarantee and shall apply to the Guaranteed Obligations whenever arising. Each default in the payment or performance of any of the Guaranteed Obligations shall give rise to a separate claim and cause of action hereunder, and separate claims or suits may be made and brought, as the case may be, hereunder as each such default occurs.

*          *          *          *          *

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Obligors, whereupon this Agreement shall become a binding agreement between you and each Obligor.

Very truly yours,

COLLIERS INTERNATIONAL EMEA FINCO PLC

By
Name:	Davoud Amel-Azizpour
Title:	Director

COLLIERS INTERNATIONAL GROUP INC.

By
Name:	Matthew Hawkins
Title:	VP, Legal Counsel and Corporate Secretary

This Agreement is hereby accepted and agreed to as of the date hereof.

AMERICAN GENERAL LIFE INSURANCE COMPANY
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	AIG Asset Management (U.S.) LLC, as Investment Adviser

By:
Name:	Gerald F. Herman
Title:	Managing Director

This Agreement is hereby accepted and agreed to as of the date hereof.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	Barings LLC, as Investment Adviser

By:
Name:	Thomas P. Shea
Its:	Managing Director

This Agreement is hereby accepted and agreed to as of the date hereof.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	Northwestern Mutual Investment Management Company, LLC,
Its Investment Advisor

By:
Its:	Howard Stern
Managing Director

This Agreement is hereby accepted and agreed to as of the date hereof.

UNITED OF OMAHA LIFE INSURANCE COMPANY

By:
Name:	Lee Martin
Title:	Vice President

MUTUAL OF OMAHA INSURANCE COMPANY

By:
Name:	Lee Martin
Title:	Vice President

This Agreement is hereby accepted and agreed to as of the date hereof.

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By:	Cigna Investments, Inc. (authorized agent)

By:
Name:	Elisabeth Piker
Title:	Managing Director

CIGNA HEALTH AND LIFE INSURANCE COMPANY

By:	Cigna Investments, Inc. (authorized agent)

By:
Name:	Elisabeth Piker
Title:	Managing Director

Information Relating to Purchasers

[REDACTED]

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“Acquisition Entity” means an Eligible Business acquired by the Parent Guarantor or a Subsidiary thereof (other than Unrestricted Entities) as permitted under this Agreement.

“Accounting Changes” is defined in Section 23.2.

“Acquisition Expenses” means one-time professional costs and expenses incurred by the Parent Guarantor or any of its Subsidiaries in connection with the consummation of the acquisition of an Acquisition Entity, not exceeding the aggregate amount, on a Consolidated basis for the Parent Guarantor and its Subsidiaries, of $15,000,000 in any Fiscal Year.

“Additional Payments” is defined within Section 8.3(d).

“Affected Noteholder” is defined within the definition of “Noteholder Sanctions Event.”

“Affiliate” means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and, with respect to the Company, shall include any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Subsidiary or any Person of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Parent Guarantor.

“Agreement” means this Note Purchase Agreement, including all Schedules attached to this Agreement.

“Anti-Corruption Laws” means any law or regulation in a U.S. or any non-U.S. jurisdiction regarding bribery or any other corrupt activity, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010.

“Anti-Money Laundering Laws” means any law or regulation in a U.S. or any non-U.S. jurisdiction regarding money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes, including the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act) and the USA PATRIOT Act.

“Applicable Percentage” is defined in Section 8.8(a). “Applicable Provision” is defined in Section 23.2(b).

SCHEDULE B

(to Note Purchase Agreement)

“Blocked Person” means (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by OFAC, (ii) a Person, entity, organization, country or regime that is blocked or a target of sanctions that have been imposed under U.S. Economic Sanctions Laws or (iii) a Person that is an agent, department or instrumentality of, or is otherwise beneficially owned by, controlled by or acting on behalf of, directly or indirectly, any Person, entity, organization, country or regime described in clause (i) or (ii).

“Business Day” means (a) for the purposes of Section 8.8(a) only, any day other than a Saturday, a Sunday or a day on which commercial banks in Frankfurt, Germany are required or authorized to be closed or TARGET2 is not operating credit or transfer instructions in respect of Euros, (b) for purposes of Section 8.8(b) only, any day other than a Saturday or Sunday or a day on which commercial banks in New York City are authorized or required to be closed, (c) for purposes of any payments to be made in Euros only, any day other than a day on which TARGET2 is not operating credit or transfer instructions in respect of Euros, or a day on which commercial banks in New York, New York, London, England, or Toronto, Canada are required or authorized to be closed, and (d) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York, London, England, or Toronto, Canada are required or authorized to be closed.

“Called Principal” is defined in Section 8.8(a).

“Capital Expenditures” means capital expenditures of the Parent Guarantor and its Subsidiaries (other than in respect of acquisitions of Acquisition Entities), determined in accordance with GAAP on a consolidated basis.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“Cash Amount” means that portion of the consideration payable in cash in respect of any purchase of shares by the Parent Guarantor or a Subsidiary in the capital stock of any Subsidiary pursuant to the exercise of any call option right in favor of the Parent Guarantor or Subsidiary, as the case may be, under the terms of any Shareholders Agreement in respect of such Subsidiary.

“CD Change of Control” is defined in Section 8.11(d).

“CD Redemption” means any payment in cash of principal on the Convertible Debentures at their maturity.

“Change in Tax Law” is defined in Section 8.3(d).

“Change of Control” is defined in Section 8.11(d).

“Change of Control Notice” is defined in Section 8.11(a).

B-2

“Change of Control Repurchase Conditions” means, as a condition to the holders of Convertible Debentures having the right to redeem their Convertible Debentures upon a CD Change of Control (i) the Required Holders shall have consented to such payment being made caused by the applicable CD Change of Control, (ii) the Obligors shall have repaid all Notes under this Agreement pursuant to Section 8.2 under, and terminated, this Agreement, or (iii) the Obligors shall have made the applicable offer to prepay the Notes pursuant to 8.11 and made payment to holders that accepted such offer.

“Closing” is defined in Section 3.

“Code” means the Internal Revenue Code of 1986 and the rules and regulations promulgated thereunder from time to time.

“Company” is defined in the first paragraph of this Agreement.

“Confidential Information” is defined in Section 21.

“Consolidated” means, when used to modify a financial term, test, statement, or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with GAAP, of the financial condition operating results of such Person and its Subsidiaries.

“Consolidated EBITDA” means for any period on a Consolidated basis for the Parent Guarantor and its Subsidiaries, Consolidated Earnings, (i) increased by the sum of: (a) Consolidated Interest Charges; (b) Consolidated Income Tax Expense; (c) Consolidated Depreciation and Amortization Expense; (d) the non-controlling interest share of Earnings as stated on the consolidated financial statements of the Parent Guarantor (but only to the extent such non-controlling interest may be purchased by the Parent Guarantor at any time using only Parent Guarantor shares); (e) the non-controlling interest redemption increment; (f) Consolidated Acquisition Expenses; and (g) non-cash charges of equity compensations in the aggregate amount of $10,000,000, in any Fiscal Year on a Consolidated basis for Parent Guarantor and its Subsidiaries,; and (ii) to the extent not already deducted, decreased by the amount of any losses or reserves for losses with respect to any recourse claims by a Mortgage Loan Buyer against a Mortgage Subsidiary and its Subsidiaries in connection with the transfer of mortgage assets from such Mortgage Subsidiary and its Subsidiaries to such Mortgage Loan Buyer; provided that the calculation of Consolidated EBITDA shall exclude (without duplication) Unrestricted Entities.

“Consolidated Total Assets” means, for any period, the consolidated total assets of the Parent Guarantor and its Subsidiaries for such period, excluding (i) Unrestricted Entities and (ii) for the purposes of Section 10.6(iii) and the definition of “Material Credit Facility”, the mortgage assets of a Mortgage Subsidiary and its Subsidiaries, determined in accordance with GAAP, as set forth on the Consolidated balance sheet of the Parent Guarantor for such period.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlled” and “Controlling” shall have meanings correlative to the foregoing.

B-3

“Controlled Entity” means (i) any of the Subsidiaries of the Parent Guarantor and any of their or the Parent Guarantor’s respective Controlled Affiliates and (ii) if the Parent Guarantor has a parent company, such parent company and its Controlled Affiliates.

“Converted Swapped Note Called Interest” is defined in Section 8.9.

“Converted Swapped Note Called Principal” is defined in Section 8.9.

“Convertible Debentures” means any unsecured subordinated convertible debentures or notes issued by the Parent Guarantor from time to time which include the following characteristics: (i) such debentures or notes are unsecured; (ii) there are no scheduled principal payments under such debentures or notes prior to the maturity thereof; (iii) all amounts of principal and interest under such debentures or notes are subordinate and junior to the obligations under this Agreement in right of payment and remedies in form and substance satisfactory to the Required Holders; (iv) the maturity of such debentures ~~or notes must be~~is at least ~~six~~five (~~6~~5) ~~months~~years after ~~May 30, 2028;~~the date of issuance and (v) all payments of principal under such debentures or notes can be satisfied at the Parent Guarantor’s option by way of issuance of subordinate voting shares of the Parent Guarantor.

“Crown” means the Crown Estate, acting by the Crown Estate Commissioners of England and Wales.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means that rate of interest per annum that is the greater of (i) 2.0% above the rate of interest stated in clause (a) of the first paragraph of the Notes or (ii) 2.0% over the rate of interest publicly announced by HSBC Bank Plc, in London, England as its “base” or “prime” rate.

“Depreciation and Amortization Expense” means, for any period, depreciation, amortization and depletion charged to the income statement of a Person for such Person, determined in accordance with GAAP.

“Disclosure Documents” is defined in Section 5.3.

“Discounted Value” is defined in Section 8.8(a).

“Disposition” has the meaning ascribed thereto in Section 10.7.

“Dollars” or “$” means lawful currency of the United States of America.

B-4

“Earnings” means, for any Person for any period, Net Income for such Person, but excluding in each case for such Person for such period: (a) any gain or loss recorded in income arising from the sale of capital assets, as determined in accordance with GAAP; (b) any gain or loss recorded in income arising from any write-up or write-down of assets, as determined in accordance with GAAP; (c) any gain or loss recorded in income arising for the acquisition of any securities of such Person, as determined in accordance with GAAP; ~~or~~ (d) any non-cash gain or loss recorded in income from discontinued operations from and after the date of sale or discontinuance of such operations, as determined in accordance with GAAP; or (e) any other non-cash gain or loss arising from items that do or do not have all the characteristics of extraordinary items but which results from transactions or events that are not expected to occur frequently over several years or do not typify normal business activities of such Person, as determined in accordance with GAAP, to the extent that any such gain or loss has been recorded in income and has been disclosed separately in the income statement for such Person or the notes thereto.

“EBITDA” means, for any Person for any period, Earnings of such Person, increased by the sum of: (a) Interest Charges; (b) Income Tax Expense; and (c) Depreciation and Amortization Expenses; (d) the non-controlling interest share of Earnings as stated on any consolidated financial statements of any such Person; (e) the non-controlling interest redemption increment; (f)  Acquisition Expenses; and (g) non-cash charges of equity compensations in the aggregate amount of $10,000,000 in any Fiscal Year, in each case for such Person for such period.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval system, or any successor SEC electronic filing system for such purposes.

“EEA” is defined in Section 6.2

“Eligible Business” means any business to be acquired by the Parent Guarantor or any of its Subsidiaries which is consistent with the nature of the overall business focus of the Parent Guarantor and its Subsidiaries as a diversified services business group which services may include the sale, installation, or fabrication of products that are ancillary to the services being provided.

“Environmental Laws” means any and all federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Parent Guarantor or the Company under section 414 of the Code.

B-5

“Euro” or “€” means the single currency of the Participating Member States which have adopted the euro unit as their single currency pursuant to the Treaty of Rome of March 25, 1957, establishing the European Community.

“Event of Default” is defined in Section 11.

“FATCA” means (a) sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), together with any current or future regulations or official interpretations thereof, (b) any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the United States of America and any other jurisdiction, which (in either case) facilitates the implementation of the foregoing clause (a), and (c) any agreements entered into pursuant to section 1471(b)(1) of the Code.

“Financial Contract Obligations” means all obligations, present and future, direct or indirect, contingent or absolute, of the Obligors and/or their Subsidiaries in respect of, in each case determined on a “marked to market” basis on the date of determining the amount of such obligations:

(a) a currency or interest rate swap agreement;

(b) a swap, future, forward or other foreign exchange agreement;

(c) a forward rate agreement;

(d) any derivative, combination or option in respect of, or agreement similar to, an agreement or contract referred to in paragraphs (a) to (c);

(e) any master agreement in respect of any agreement or contract referred to in paragraphs (a) to (c);

(f) a guarantee of the liabilities under an agreement or contract referred to in paragraphs (a) to (c); or

(g) an equity hedge agreement.

“Fiscal Year” means a fiscal year of the Parent Guarantor; currently the Fiscal Year ends on December 31.

“GAAP” means (a) generally accepted accounting principles (including International Financial Reporting Standards, as applicable) as in effect from time to time in the United States of America and (b) for purposes of Section 9.6, with respect to any Subsidiary, generally accepted accounting principles (including International Financial Reporting Standards, as applicable) as in effect from time to time in the jurisdiction of organization of such Subsidiary.

B-6

“Governmental Authority” means

(a) the government of

(i)   the United States of America, Canada or the United Kingdom or any state or other political subdivision of either thereof, or

(ii)    any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary, or

(b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Governmental Official” means any governmental official or employee, employee of any government-owned or government-controlled entity, political party, any official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity.

“GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth) of Australia.

“GST Group” has the meaning given to it in the GST Act

“Guarantee” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)   to purchase such indebtedness or obligation or any property constituting security therefor;

(b)   to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c)   to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d)   otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

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In any computation of the indebtedness or other liabilities of the obligor under any Guarantee, the indebtedness or other obligations that are the subject of such Guarantee shall be assumed to be direct obligations of such obligor.

“Guaranteed Obligations” is defined in Section 24.1.

“Hazardous Materials” means any and all pollutants, toxic or hazardous wastes or other substances that might pose a hazard to health and safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage or filtration of which is or shall be restricted, prohibited or penalized by any applicable law, including asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances.

“Hedging Agreements” means one or more non-speculative (i) interest rate, (ii) currency hedge, and/or (iii) equity hedge agreements entered into between any Obligor or Subsidiary Guarantor and a lender (or any of its Affiliates) from time to time.

“Hennick Family” means the spouse, children or estate of Jay S. Hennick.

“HMRC” is defined in Section 13.1(b).

“holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 14.1, provided, however, that if such Person is a nominee, then for the purposes of Sections 7, 12, 18.2 and 19 and any related definitions in this Schedule A, “holder” shall mean the beneficial owner of such Note whose name and address appears in such register.

“Immaterial Subsidiary” means any Subsidiary that is not a Material Subsidiary or a Subsidiary Guarantor.

“Income Tax Expense” means, for any period, the aggregate of all Taxes (including deferred Taxes) based on the income of a Person for such period, determined in accordance with GAAP.

“Incorporated Covenant” is defined in Section10.10(b).

“Indebtedness” with respect to any Person means, at any time, without duplication,

(a)                          its liabilities for borrowed money and its redemption obligations in respect of mandatorily redeemable Preferred Stock;

(b)                          its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

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(c)                          all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases;

(d)                          all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e)                          all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money);

(f)                          the aggregate Swap Termination Value of all Swap Contracts of such Person; ~~and~~

(g)	Convertible Debentures; and

(h)       any Guarantee of such Person with respect to liabilities of a type described in any of clauses (a) through (~~f~~g) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (~~g~~h) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

“Initial Swap Agreement” is defined in Section 8.8(b)(i).

“Institutional Investor” means (a) any Purchaser of a Note, (b) any holder of a Note holding (together with one or more of its affiliates) more than 10% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

“Interest Charges” means for any period, the total of all items properly classified as interest expense for a Person for such period, less the amount of any interest income, both determined in accordance with GAAP, excluding any interest expense in respect of any Warehouse Line and any interest income from any mortgage loans financed thereby.

“Interest Coverage Ratio” means, in respect of any period, the quotient obtained by dividing (a) Consolidated EBITDA for such period by (b) the sum of Consolidated (for the Parent Guarantor and its Subsidiaries but excluding Unrestricted Entities) Interest Charges for such period.

~~“Interest Payment Date” is defined in Section 6.3.~~

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“ISDA Master Agreement” is defined in Section 8.9.

“ITA” means the Income Tax Act 2007.

“Lien” means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

“Make-Whole Amount” is defined in Section 8.8.

“Material” means material in relation to the business, operations, financial condition, assets, properties of the Obligors and their Subsidiaries (other than Unrestricted Entities) taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, financial condition, assets or properties of the Obligors and their Subsidiaries (other than Unrestricted Entities) taken as a whole, (b) the ability of the Company to perform its obligations under this Agreement and the Notes, (c) the ability of the Parent Guarantor to perform its obligations under this Agreement, (d) the ability of any Subsidiary Guarantor to perform its obligations under its Subsidiary Guarantee, or (e) the validity or enforceability of this Agreement, the Notes or any Subsidiary Guarantee.

“Material Credit Facility” means, as to the Parent Guarantor and its Subsidiaries,

(a)   the Second Amended and Restated Credit Agreement Dated as of April 19, 2018 by and among Colliers International Group Inc., Colliers International Holdings (USA), Inc., Globestar Limited, Colliers International EMEA Holdings Limited, Colliers International Holdings (Australia) Limited, and the Toronto-Dominion Bank, among others (the “Revolving Credit Agreement”), including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof; and

(b)   any other agreement(s) creating or evidencing indebtedness for borrowed money (other than agreements creating or evidencing Permitted Receivables Transactions) entered into on or after the date of Closing by the Parent Guarantor or any Subsidiary (other than any Unrestricted Entities), or in respect of which the Parent Guarantor or any Subsidiary (other than any Unrestricted Entity) is an obligor or otherwise provides a guarantee or other credit support (“Credit Facility”), in a principal amount outstanding or available for borrowing equal to or greater than the greater of (x) 3.0% of Consolidated Total Assets and (y) $50,000,000 (or the equivalent of such amount in the relevant currency of payment, determined as of the date of the closing of such facility based on the exchange rate of such other currency); and if no Credit Facility or Credit Facilities equal or exceed such amounts, then the largest Credit Facility shall be deemed to be a Material Credit Facility; provided, however, that “Material Credit Facility” shall exclude any Warehouse Line.

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“Material Subsidiary” means any Subsidiary of the Obligors or any Subsidiary Guarantor that generates equal to or greater than two percent (2%) of Consolidated EBITDA in any Fiscal Year (other than Unrestricted Entities).

“Maturity Date” is defined in the first paragraph of each Note.

“Memorandum” is defined in Section 5.3.

“MiFID II” is defined in Section 6.2.

“More Favorable Covenant” is defined in Section 10.10(a).

“Mortgage Loan Buyer” has the meaning given to it in the definition of Mortgage Subsidiary.

“Mortgage Subsidiary” means a Subsidiary whose primary business is to originate and service loans secured by mortgages on real properties and, concurrently with any mortgage loan agreement entered into by such Subsidiary and the borrower of such mortgage loan, enters into a binding agreement of sale with a third party financial institution (a “Mortgage Loan Buyer”) in respect of the sale of such mortgage loan to such Mortgage Loan Buyer (to the extent such agreement is not already in existence) and recourse in respect of any such sale of such mortgage loan to a Mortgage Loan Buyer is limited solely to such Subsidiary and its Subsidiaries and not the Obligors and their other Subsidiaries.

“Most Favored Lender Notice” is defined in Section 10.10(d).

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in section 4001(a)(3) of ERISA).

“NAIC” means the National Association of Insurance Commissioners.

“Net Gain” is defined in Section 8.9.

“Net Income” means, for any Person for any period, the Net Income (loss) after tax of such Person for such period, determined in accordance with GAAP.

“Net Loss” is defined in Section 8.9.

“New Swap Agreement” is defined in Section 8.8(b).

“Non-Swapped Note” is defined in Section 8.8(a).

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“Non-U.S. Plan” means any plan, fund or other similar program that (a) is established or maintained outside the United States of America by the Parent Guarantor or any Subsidiary primarily for the benefit of employees of the Parent Guarantor or one or more Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA or the Code.

“Normalizing Adjustments” has the meaning ascribed to it in the definition of “Total Debt/Consolidated EBITDA Ratio”.

“Noteholder Sanctions Event” means, with respect to any holder of a Note (an “Affected Noteholder”), such Purchaser or holder or any of its affiliates being in violation of or subject to sanctions (a) under any U.S. Economic Sanctions Laws as a result of either Obligor or any Controlled Entity becoming a Blocked Person or, directly or indirectly, having any investment in or engaging in any dealing or transaction (including any investment, dealing or transaction involving the proceeds of the Notes) with any Blocked Person or (b) under any similar laws, regulations or orders adopted by any State within the United States as a result of the name of either Obligor or any Controlled Entity appearing on a State Sanctions List.

“Notes” is defined in Section 1.

“Obligor” and “Obligors” is defined in the first paragraph of this Agreement.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing. A list of OFAC Sanctions Programs may be found at http://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company or the Parent Guarantor, as applicable, whose responsibilities extend to the subject matter of such certificate.

“Original Swap Agreement” is defined in Section 8.8(b).

“Parent Guarantor” is defined in the first paragraph of this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Permitted Encumbrances” means:

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(a)      Liens incurred and pledges and deposits made in connection with workers’ compensation, employment insurance, old age pensions and similar legislation (other than ERISA and Canadian pension legislation);

(b)      Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business;

(c)       statutory Liens of landlords, undetermined or inchoate Liens and other Liens imposed by law, such as carriers’, warehousemens’, mechanics’, construction and materialmen’s Liens, incurred in good faith in the ordinary course of business provided that the aggregate amount of any carriers’, warehousemens’, mechanics’, construction or materialmens’ Liens shall at no time exceed an aggregate amount of $3,000,000 or the Equivalent Amount thereof and the amount thereof shall be paid when same shall become due;

(d)       Liens securing the payment of Taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith by appropriate proceedings;

(e)       permits, right of way, zoning restrictions, easements, licenses, reservations, restrictions on the use of real property or minor irregularities or minor title defects incidental thereto which do not in the aggregate materially detract from the value of the property or assets of an Obligor or any of its Subsidiaries or materially impair the operation of the business of an Obligor or any of its Subsidiaries;

(f)       Liens arising out of the leasing of personal property by it or any of its Subsidiaries in the ordinary course of business up to an amount not exceeding in the aggregate $30,000,000 for all Obligors and their Subsidiaries or the Equivalent Amount thereof;

(g)       Liens incurred in the ordinary course of business for the purposes of securing the payment of any purchase price balance or the refinancing of any purchase price balances not greater than in the aggregate $50,000,000 at any time or the Equivalent Amount of any assets (other than current assets) acquired by an Obligor or any of its Subsidiaries provided that any such Liens are restricted to the assets so acquired (“Permitted VTBS”);

(h)      reservations, conditions, limitations and exceptions contained in or implied by statute in the original disposition from the Crown and grants made by the Crown of interests so reserved or accepted;

(i)       security given in the ordinary course of business by an Obligor, or any of its Subsidiaries to a public utility or any municipality or governmental or public authority in connection with operations of an Obligor, or any of its Subsidiaries, (other than in connection with borrowed money) securing not more than an aggregate amount equal to

$3,000,000 for all Obligors and their Subsidiaries or the Equivalent Amount thereof at any time;

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(j)     Liens in respect of Permitted Loans;

(k)      purchase money security interests placed upon fixed assets to secure a portion of the purchase price thereof and liens securing capital leases; provided that any such lien shall not encumber any property of the Parent Guarantor and/or its Subsidiaries except the purchased asset or asset subject to the capital lease, as applicable;

(l)     Liens existing on the date of the Closing and described in Schedule 5.15, except to the extent the principal amount secured by that Lien exceeds the amount stated in such Schedule 5.15;

(m)     Liens in respect of Permitted Foreign Subsidiary Facilities not exceeding at any time an aggregate amount of the greater of (x) $20,000,000 and (y) 1.25% of Consolidated Total Assets, provided that such lien shall only be in respect of the Subsidiary incurring such Permitted Foreign Subsidiary Facilities;

(n)      Liens on Receivables Facility Assets in connection with any Permitted Receivables Transaction;

(o)      Liens on mortgage assets and related assets of Mortgage Subsidiaries and their Subsidiaries securing Warehouse Lines; and

(p)      other Liens not otherwise permitted by paragraphs (a) through (o) of this definition securing Indebtedness of any Obligor or any Subsidiary, provided that (i) the Indebtedness secured thereby is permitted by Section 10.6(iii) hereto and (ii) the Obligors will not, and will not permit any Subsidiary to grant any Lien securing Indebtedness outstanding under or pursuant to any Material Credit Facility pursuant to this item (p) unless and until all obligations of the Obligors under this Agreement and the Notes or the Subsidiary Guarantors under each Subsidiary Guarantee shall concurrently be secured equally and ratably with such Indebtedness pursuant to documentation in form and substance reasonably satisfactory to the Required Holders.

“Permitted Foreign Subsidiary Facilities” means debt of any Subsidiary domiciled outside of Canada and the United States under credit facilities entered into in the ordinary course of business of such Subsidiary.

“Permitted Jurisdiction” means (a) the United States of America, (b) the United Kingdom or any nation thereof, (c) Canada or any province thereof, and (d) any other country that on April 30, 2004 was a member of the European Union (other than Greece, Italy, Portugal or Spain).

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“Permitted Loans” means advances and accounts owing from (a) a Subsidiary of an Obligor to an Obligor, (b) a Subsidiary to another Subsidiary, (c) an Obligor to another Obligor or a Subsidiary Guarantor, and (d) an Obligor to a Subsidiary of an Obligor, provided that, with respect to this item (d) such advances and accounts are unsecured, shall not exceed $25,000,000 in the aggregate at any time and shall not be outstanding for longer than 90 days from the date of incurrence thereof, and provided further that, in each case, such advances and accounts shall be on commercially reasonable terms.

“Permitted Receivables Transaction” means one or more Receivables Transactions evidencing Indebtedness or other obligations of a Receivables Entity so long as (i) the principal amount of such indebtedness obligations (or the principal amount of such other obligations) owing by Receivables Entities to third parties do not in the aggregate exceed U.S.$200,000,000 at any one time outstanding and (ii) with respect to any Receivables Transaction, at the closing of any such transaction and immediately after giving effect thereto, no Default or Event of Default has occurred and is continuing and no Event of Default will occur as a consequence thereof.

“Permitted VTBS” has the meaning ascribed to it in the definition of Permitted Encumbrances.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Preferred Stock” means any class of capital stock of a Person that is preferred over any other class of capital stock (or similar equity interests) of such Person as to the payment of dividends or the payment of any amount upon liquidation or dissolution of such Person.

“Priority Debt” means (without duplication), as of the date of any determination thereof, the sum of (i) Indebtedness of any Obligor or any Subsidiary secured by Liens permitted under clause (p) the definition of Permitted Encumbrances and (ii) all Indebtedness of Subsidiaries other than (x) Indebtedness owing to the Parent Guarantor, the Company or any Subsidiary, (y) Indebtedness of Subsidiary Guarantors, and (z) any Warehouse Line (to the extent permitted in the definition thereof).

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Purchaser” or “Purchasers” means each of the purchasers that has executed and delivered this Agreement to the Company and such Purchaser’s successors and assigns (so long as any such assignment complies with Section 14.2), provided, however, that any Purchaser of a Note that ceases to be the registered holder or a beneficial owner (through a nominee) of such Note as the result of a transfer thereof pursuant to Section 14.2 shall cease to be included within the meaning of “Purchaser” of such Note for the purposes of this Agreement upon such transfer.

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“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Qualifying Holder” means:

(a)            a holder of a Note which has delivered a QPP Certificate to the Company which was not, and has not become, a withdrawn certificate or a cancelled certificate for the purposes of the QPP Regulations; or

(b)	a holder of a Note which is a Treaty Holder; or

(c)	a holder of a Note which is either:

i)          a company which is resident in the United Kingdom for United Kingdom tax purposes and which has confirmed the same by written notice to the Company; or

ii)        a company which is not resident in the United Kingdom for United Kingdom tax purposes but which carries on a trade in the United Kingdom through a permanent establishment and brings into account any interest payable in respect of such Note in computing its chargeable profits (within the meaning of section 19 of the United Kingdom Corporation Tax Act 2009), and which has confirmed the same by written notice to the Company.

“Quarter” means a fiscal quarter of any Fiscal Year.

“QPP Certificate” means a certificate given in the form set out in Exhibit 4.

“QPP Regulations” means the Qualifying Private Placement Regulation 2015 (SI 2015/2002).

“Receivables” means any amounts owing to any Obligor or any Subsidiary thereof in connection with the provision of services (or the sale of goods) by such Obligor or Subsidiary.

“Receivables Entity” means a wholly owned Subsidiary which engages in no activities other than the transactions contemplated by a Receivables Transaction and activities reasonably related thereto.

“Receivables Facility Assets” means Receivables subject to any Receivables Transaction, collection accounts, lockboxes, and other accounts where amounts may be collected in respect of Receivables subject to any Receivables Transaction, and other assets related to any such Receivables.

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“Receivables Transaction” means any transaction involving any Obligor and/or any Subsidiary thereof, and any Receivables Entity providing for sales, transfers, conveyances and/or pledges of Receivables Facility Assets that does not provide for recourse against any Obligor or any Subsidiary thereof (other than any Receivables Entity), other than representations, warranties, covenants and indemnities which are reasonably customary in structured finance transactions.

“Reinvestment Yield” is defined in Section 8.8(a).

“Rejection Notice” is defined in Section 8.3(a).

“Related Fund” means, with respect to any holder of any Note, any fund or entity that (i) invests in Securities or bank loans, and (ii) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Remaining Average Life” is defined in Section 8.8(a).

“Remaining Scheduled Payments” is defined in Section 8.8(a).

“Replacement Swap Agreement” is defined in Section 8.8(b)(iii).

“Reported” is defined in Section 8.8(b).

“Required Holders” means at any time (i) prior to the Closing, the Purchasers and (ii) on or after the Closing, the holders of at least 50% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company, the Parent Guarantor or any of their Affiliates).

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company or the Parent Guarantor with responsibility for the administration of the relevant portion of this Agreement.

“Revolving Credit Agreement” has the meaning ascribed to it in the definition of Material Credit Facility.

“Sanctions Prepayment Date” is defined in Section 8.4(a).

“Sanctions Prepayment Offer” is defined in Section 8.4(a).

“Sanctions Prepayment Response Date” is defined in Section 8.4(a).

“SEC” means the Securities and Exchange Commission of the United States.

“Securities” or “Security” shall have the meaning specified in section 2(1) of the Securities Act.

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“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder from time to time in effect.

“SEDAR” means the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval, or any successor electronic filing system for such purposes.

“Senior Financial Officer” means the chief financial officer, principal accounting officer, treasurer or comptroller of the Company or the Parent Guarantor.

“Settlement Date” is defined in Section 8.8(a).

“Shareholders’ Agreements” means the shareholders’ agreements, limited liability/operating/company agreements and/or partnership agreements (or like agreements) for the Obligors and each of the Subsidiaries and any such additional shareholders’ agreement limited liability/operating/company agreements and/or partnership agreement (or like agreement) entered into at the time of the acquisition of an Acquisition Entity.

“Significant Subsidiaries” means the Subsidiary Guarantors and the Material Subsidiaries, and each a “Significant Subsidiary.”

“Specified Default” means a Default under Section 11.1(a), (b), (f), (g), (h), (i) or (l).

“State Sanctions List” means a list that is adopted by any state Governmental Authority within the United States of America pertaining to Persons that engage in investment or other commercial activities in Iran or any other country that is a target of economic sanctions imposed under U.S. Economic Sanctions Laws.

“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Parent Guarantor.

“Subsidiary Guarantor” means each Subsidiary that has executed and delivered a Subsidiary Guarantee.

“Subsidiary Guarantee” means a Subsidiary Guarantee of any Subsidiary Guarantor, substantially in the form of Exhibit 3.

“Substitute Purchaser” is defined in Section 22.

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“Successor Subsidiary” is defined in Section 10.2.

“SVO” means the Securities Valuation Office of the NAIC.

“Swap Agreement” is defined in Section 8.8(b).

“Swap Breakage Amount” is defined in Section 8.9.

“Swap Contract” means (a) any and all interest rate swap transactions, basis swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward foreign exchange transactions, cap transactions, floor transactions, currency options, spot contracts or any other similar transactions or any of the foregoing (including any options to enter into any of the foregoing), and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc. or any International Foreign Exchange Master Agreement.

“Swapped Note” is defined in Section 8.8(b).

“Swapped Note Accrued Interest Amount” is defined in Section 8.9.

“Swapped Note Applicable Percentage” is defined in Section 8.8(b).

“Swapped Note Called Interest” is defined in Section 8.9.

“Swapped Note Called Principal” is defined in Section 8.8(b).

“Swapped Note Called Notional Amount” is defined in Section 8.8(b).

“Swapped Note Discounted Value” is defined in Section 8.8(b).

“Swapped Note Reinvestment Yield” is defined in Section 8.8(b).

“Swapped Note Remaining Average Life” is defined in Section 8.8(b).

“Swapped Note Remaining Scheduled Swap Payments” is defined in Section 8.8(b).

“Swapped Note Settlement Date” is defined in Section 8.8(b).

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amounts(s) determined as the mark-to-market values(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

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“TARGET2” means the Trans-European Automated Real-Time Gross Settlement Express Transfer payment system that utilizes a single shared platform and was launched on November 19, 2007.

“Tax” means any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, assessment, levy, impost, fee, compulsory loan, charge or withholding.

“Taxing Jurisdiction” is defined in Section 13.1.

“Tax Prepayment Notice” is defined in Section 8.3(a).

“Total Debt” shall include all Indebtedness of the Parent Guarantor and its Subsidiaries on a Consolidated basis excluding the Unrestricted Entities, but otherwise determined in accordance with GAAP after deduction of unrestricted cash-on-hand plus the aggregate of all Cash Amounts; provided that “Total Debt” shall exclude (x) any Convertible Debentures up to a maximum aggregate principal amount of U.S.$~~100,000,000 and~~250,000,000 during the term of this Agreement and (y) any Warehouse Line (to the extent permitted in the definition thereof).

“Total Debt/Consolidated EBITDA Ratio” means, at any time, the quotient obtained by dividing (a) Total Debt (as numerator) by (b) Consolidated EBITDA (as denominator), for the purpose of this ratio, calculated on the basis of the immediately preceding four consecutive Quarters so as to include all Persons that have become Subsidiaries during the relevant periods in a manner permitted by the terms of this Agreement, with EBITDA from Acquisition Entities to be included in the calculations by using the trailing 12 month EBITDA for the Acquisition Entity or entities and so as to exclude the EBITDA of a former Subsidiary that ceased being a Subsidiary during the previous four Quarters; In addition, the Consolidated EBITDA may be adjusted to include a full year impact of the cost savings in respect of any such Acquisition Entity which are readily identifiable and can be immediately implemented, such as elimination of salaries for redundant employees and elimination of various administrative functions which will, in the reasonable opinion of the Parent Guarantor, become unnecessary or otherwise performed more cost effectively (such cost savings being collectively “Normalizing Adjustments”); provided that such adjustments shall only be made if (i) the Parent Guarantor has provided to the holders details of such Normalizing Adjustments following the completion of the acquisition of such Acquisition Entity, and (ii) the Required Holders have not provided written notice to the Parent Guarantor within 15 Business Days of the receipt of such details that such Required Holders do not so consent to the Normalizing Adjustments.

“Treaty Holder” means a holder of a Note which is not a Qualifying Holder under subparagraph (a) of the definition thereof but:

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(a)	is treated as a resident of a Treaty State for the purposes of the Treaty;

(b)       does not carry on a business in the United Kingdom through a permanent establishment with which that holder’s holding of the Notes is effectively connected; and

(c)      fulfils any conditions which must be fulfilled under the double taxation agreement for residents of that Treaty State to obtain full exemption from United Kingdom taxation on interest (subject to the completion of procedural formalities).

“Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

“United States Person” has the meaning set forth in Section 7701(a)(30) of the Code.

“Unrestricted Entities” means Eligible Businesses in which the Parent Guarantor or any Subsidiary has invested (whether or not such entity is controlled by the Parent Guarantor or any Subsidiary) having an aggregate initial investment value to the Parent Guarantor and its Subsidiaries (determined at the time of each such investment, including at the time of any subsequent investments in any particular entity in which the Parent Guarantor or any of its Subsidiaries already has an interest) not exceeding the greater of (x) $100,000,000 and (y) 5.0% of Consolidated Total Assets.

“USA PATRIOT Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and the rules and regulations promulgated thereunder from time to time in effect.

“U.S. Economic Sanctions Laws” means those laws, executive orders, enabling legislation or regulations administered and enforced by the United States pursuant to which economic sanctions have been imposed on any Person, entity, organization, country or regime, including the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the Sudan Accountability and Divestment Act and any other OFAC Sanctions Program.

B-21

“Warehouse Line” means one or more secured, first priority revolving lines of credit in favour of a Mortgage Subsidiary, by and among such Mortgage Subsidiary and the financial institution(s) party thereto from time to time, for the purpose of funding mortgage loans originated by such Mortgage Subsidiary; provided that (A) the principal amount of Indebtedness obligations (or the principal amount of such other obligations) owing to third parties under the Warehouse Line does not in the aggregate exceed at any one time outstanding the greater of (x) U.S.$300,000,000 or (y) 10% of Consolidated Total Assets, (B) recourse in respect of such Indebtedness obligations and other obligations is limited solely to a Mortgage Subsidiary and not the Obligors and their other Subsidiaries and (C) concurrently with any mortgage loan agreement entered into by such Mortgage Subsidiary and the borrower of such mortgage loan, such Mortgage Subsidiary enters into a binding agreement of sale with a Mortgage Loan Buyer in respect of the sale of such mortgage loan to such Mortgage Loan Buyer (to the extent such agreement is not already in existence).

“Wholly-Owned Subsidiary” means any corporation or other entity of which 100% of the securities or other ownership interests are owned directly or indirectly by an Obligor.

B-22

[FORM OF NOTE]

COLLIERS INTERNATIONAL EMEA FINCO PLC

2.23% GUARANTEED SENIOR NOTE DUE MAY 30, 2028

No. [ ]	[Date]
€[ ]	PPN G2270@ AA8

FOR VALUE RECEIVED, the undersigned, COLLIERS INTERNATIONAL EMEA FINCO PLC (herein called the “Company”), a corporation organized and existing under the laws of England and Wales, hereby promises to pay to [                   ], or registered assigns, the principal sum of [                   ] EUROS (or so much thereof as shall not have been prepaid) on May 30, 2028 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the rate of 2.23% per annum from the date hereof, payable semiannually, on the 30th day of May and November in each year, commencing with the May or November next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, (x) on any overdue payment of interest and (y) during the continuance of an Event of Default, on such unpaid balance and on any overdue payment of any Make-Whole Amount, at a rate per annum from time to time equal to the greater of (i) 4.23% or (ii) 2.00% over the rate of interest publicly announced by HSBC Bank Plc from time to time in London, England as its “base” or “prime” rate, payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand).

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in Euros at HSBC Bank Plc or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below. If this Note is a Swapped Note, payment of any Make-Whole Amount and/or Net Loss with respect to this Note are to be made in lawful money of the United States of America.

This Note is one of a series of Guaranteed Senior Notes (herein called the “Notes”) issued pursuant to the Note Purchase Agreement, dated May 17, 2018 (as from time to time amended, the “Note Purchase Agreement”), among the Company, Colliers International Group Inc. and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representations set forth in Section 6 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

EXHIBIT 1

(to Note Purchase Agreement)

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the Person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount and Net Loss, if any) and with the effect provided in the Note Purchase Agreement.

This Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Note shall be governed by, the law of the State of New York, excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

COLLIERS INTERNATIONAL EMEA FINCO PLC

By
[Title]

E1- 2

Form of Subsidiary Guarantee

[REDACTED]

FORM OF QPP CERTIFICATE

To:	Colliers International EMEA Finco PLC as the Company
From:	[Name of creditor (as that term is defined in the QPP Regulations)]
Dated:

Colliers International EMEA Finco PLC – Note Purchase Agreement

dated May 17, 2018 (the “Agreement”)

1.                  We refer to the Agreement. This is a QPP Certificate. Terms defined in the Agreement have the same meaning in this QPP Certificate unless given a different meaning in this QPP Certificate.

2.                  We confirm that:

(a)	we are beneficially entitled to all interest payable to us as holder of the Notes;

(b)	we are a resident of a qualifying territory, being [ ]; and

(c)	we are beneficially entitled to the interest which is payable to us on the Notes for genuine commercial reasons, and not as part of a tax advantage scheme.

These confirmations together form a creditor certificate.

3.                  In this QPP Certificate the terms “resident”, “qualifying territory”, “scheme”, “tax advantage scheme” and “creditor certificate” have the meaning given to them in the QPP Regulations.

[Name of creditor (as that term is defined in the QPP Regulations]

By:

[This QPP Certificate is required where a holder of Notes is a person eligible for the UK withholding tax exemption for qualifying private placements; a separate QPP Certificate should be provided by each such purchaser.]

EXHIBIT 3

(to Note Purchase Agreement)

SCHEDULE 5.3

DISCLOSURE MATERIALS

•	Annual Information Form for the year ended December 31, 2017, dated February 28, 2018

•	Management Information Circular for the April 10, 2018 annual and special meeting of shareholders dated February 28, 2018

•	Bank compliance certificate for period ended December 31, 2017 dated March 2, 2018

•	Second Amended and Restated Credit Agreement dated as of April 19, 2018

•	Management’s Discussion and Analysis for the periods ended December 31, 2016, December 31, 2017 and March 31, 2018

•	Schedule of EBITDA by subsidiary as of December 31, 2017

SCHEDULE 5.3

(to Note Purchase Agreement)

SCHEDULE 5.4

SIGNIFICANT SUBSIDIARIES OF THE PARENT GUARANTOR AND OWNERSHIP OF SUBSIDIARY STOCK

[REDACTED]

SCHEDULE 5.5

• The consolidated financial statements of the Parent Guarantor and its Subsidiaries contained in the Parent Guarantor’s Annual Report on Form 40-F for the year ended December 31, 2016 and 2015.

• The consolidated financial statements of the Parent Guarantor and its Subsidiaries contained in the Parent Guarantor’s Annual Report on Form 40-F for the years ended December 31, 2017 and 2016.

• The consolidated financial statements of the Parent Guarantor and its Subsidiaries contained in the Parent Guarantor’s Report of Foreign Issuer on Form 6-K for the quarter ended March 31, 2018.

SCHEDULE 5.15

EXISTING INDEBTEDNESS OF THE PARENT GUARANTOR AND ITS SIGNIFICANT SUBSIDIARIES

[REDACTED]

SCHEDULE 8.8

DESCRIPTION OF INITIAL SWAP AGREEMENT

[REDACTED]